UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 333-224459
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SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)
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Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441) 295-6935
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]         Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes [ ]         No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes [ ]         No [X]

Seadrill Limited
(Debtor-in-Possession)
Report on Form 6-K for the six months ended June 30, 2021

EXPLANATORY NOTE

This Form 6-K contains the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed Consolidated Financial Statements and related information and data of the Company as of and for the six month period ended June 30, 2021.

This Form 6-K is hereby incorporated by reference into our Registration Statements on (i) Form F-3 (Registration No. 333-224459), and (ii) Form S-8 (Registration No. 333-227101).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, or the PSLRA, and are including this cautionary statement in connection therewith. The PSLRA provides safe harbor protections for forward-looking statements to encourage companies to provide prospective information about their business.

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.

This report on Form 6-K and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this report on Form 6-K, and in the documents incorporated by reference to this report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•the impact of active negotiations, contingency planning efforts, rulings and outcomes with respect to a comprehensive restructuring of our debt under Chapter 11 Proceedings with the U.S. Bankruptcy Court for Southern District of Texas, the outcome of which is uncertain.
•our ability to maintain relationships with suppliers, customers, employees and other third parties following our emergence from Chapter 11;
•our ability to maintain and obtain adequate financing to support our business plans post-emergence from Chapter 11;
•the length of time that we will operate under Chapter 11 protection;
•risks associated with third-party motions in the Chapter 11 Proceedings that may interfere with the solicitation and ability to confirm and consummate a plan of reorganization;
•factors related to the offshore drilling market, including volatility and changes in oil and gas prices and the state of the global economy on market outlook for our various geographical operating sectors and classes of rigs;
•the COVID-19 pandemic, the related public health measures implemented by governments worldwide and the decline in oil prices during 2020, including the duration and severity of the outbreak, the duration of the price and demand decline and the extent of disruptions to our operations.
•the impact of global economic conditions, including potential trade wars;
•supply and demand for drilling units, changes in new technology and competitive pressure on utilization rates and dayrates;
•the dispute over production levels among members of the Organization of Petroleum Exporting Countries and other oil and gas producing nations;
•customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations;
•the repudiation, nullification, modification or renegotiation of drilling contracts;
•delays in payments by, or disputes with, our customers under our drilling contracts or the outcome of litigation, legal proceedings, investigations or other claims or contract disputes;
•fluctuations in the market value of our drilling units and the amount of debt we can incur under certain covenants in our debt financing agreements;
•potential additional asset impairments;
•our liquidity and the adequacy of cash flows for our obligations;
•downtime and other risks associated with offshore rig operations and ability to successfully employ our drilling units;
•our ability to procure or have access to financing;
•our expected debt levels;
•the impact of the operating and financial restrictions imposed by covenants in our debt agreements;
•our ability to satisfy our obligations, including certain covenants, under our debt agreements and, if needed, to raise new capital or refinance our existing indebtedness;
•the ability of our affiliated or related companies to service their debt requirements and comply with the provisions contained in their loan agreements;
•credit risks of our key customers;
•political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, public health threats, piracy, corruption, significant governmental influence over many aspects of local economies, or the seizure, nationalization or expropriation of property or equipment;
•the concentration of our revenues in certain geographical jurisdictions;
•limitations on insurance coverage, such as war risk coverage, in certain regions;
•any inability to repatriate income or capital;
•the operation and maintenance of our drilling units, including complications associated with repairing and replacing equipment in remote locations and maintenance costs incurred while idle;
•newbuildings, upgrades, shipyard and other capital projects, including the completion, delivery and commencement of operation dates;

•import-export quotas;
•wage and price controls and the imposition of trade barriers;
•our ability to attract and retain skilled personnel on commercially reasonable terms, whether due to labor regulations, unionization, or otherwise, or to retain employees, customers or suppliers as a result of our financial condition generally or as a result of the Chapter 11 Proceedings;
•internal control risk due to significant employee reductions;
•regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity, changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;
•the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects;
•fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or US monetary policy;
•future losses generated from investments in associated companies or receivable balances held with associated companies;
•tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, including those associated with our activities in Bermuda, Brazil, Norway, the United Kingdom, Nigeria, Mexico and the United States;
•legal and regulatory matters, including the results and effects of legal proceedings, and the outcome and effects of internal and governmental investigations;
•hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by governmental authorities, third parties or customers and the suspension of operations;
•customs and environmental matters and potential impacts on our business resulting from climate-change or greenhouse gas legislation or regulations, and the impact on our business from climate-change related physical changes or changes in weather pattern;
•the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems;
•our decision to voluntarily withdraw our common shares from listing on the New York Stock Exchange; and
•other important factors described from time to time in the reports filed or furnished by us with the SEC.

We caution readers of this report on Form 6-K not to place undue reliance on these forward-looking statements, which speak to circumstances only as at their dates. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations in conjunction with the interim Financial Statements presented in this report, as well as the historical Consolidated Financial Statements and related notes of Seadrill Limited included in our annual report on Form 20-F filed with the SEC on March 19, 2021 (SEC File No. 333-224459) (the “20-F”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The unaudited Consolidated Financial Statements of Seadrill Limited included in this report have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) and are presented in US Dollars.

Except where the context otherwise requires or where otherwise indicated, the terms "Seadrill," "the Group," "we," "us," "our," "the Company" and "our Business" refer to either Seadrill Limited, any one or more of its consolidated subsidiaries, or to all such entities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide a reader of our financial statements with a narrative from the perspective of management. Our MD&A is presented in the following sections:

•Overview
•Significant developments
•Contract backlog
•Market overview and trends
•Results of operations
•Liquidity and capital resources
•Quantitative and qualitative disclosures about market risk
•Critical accounting estimates

Overview
We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jack-up rigs for operations in shallow to ultra-deepwater areas in both benign and harsh environments. We contract our drilling units to drill wells for our customers on a dayrate basis. Typically, our customers are oil super-majors, state-owned national oil companies and independent oil and gas companies.

Through a number of acquisitions of companies, second-hand units and newbuildings, we have developed into one of the world's largest international offshore drilling contractors. We also provide rig management services to SeaMex, Northern Ocean, Sonadrill and Aquadrill (formerly Seadrill Partners).

Significant Developments for the period from January 1, 2021 through and including June 30, 2021

Filing for Chapter 11

On February 7, 2021 and February 10, 2021 Seadrill Limited and most of its subsidiaries ("the Debtors") filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code ("Chapter 11 Proceedings") in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court"), triggering a stay on enforcement of remedies with respect to our debt obligations. The filing did not include Seadrill New Finance Limited and its subsidiaries, which hold our investments in Seamex and Seabras Sapura and are also the issuers of the senior secured notes. As part of the Chapter 11 cases under case number 21-30427 (the “Chapter 11 Cases”), the Debtors were granted “first-day” relief which enabled the Company to continue operations without interruption.

Negotiations on the comprehensive restructuring continued with the lenders until July 23, 2021 when Seadrill Limited entered into a plan support agreement (the “PSA”) with certain of the Company’s senior secured lenders holding approximately 57.8% of the Company’s senior secured loans (the “Consenting Lenders”) as well as a backstop commitment letter entered into with certain of the Consenting Lenders. The agreements contemplate a plan of reorganization (the “Plan”) that will raise $350 million in new financing and reduce the Company’s liabilities by over $4.9 billion. The Plan provides a clear pathway for Seadrill to restructure its balance sheet with the support of the majority of its senior secured lenders. Certain of the Consenting Lenders have also agreed to backstop a first lien exit facility totaling $300 million.

The lenders participating in (and backstopping) the new-money facility will collectively receive 16.75% of new equity in the newly constituted Seadrill, subject to dilution. Under the Plan, the senior secured lenders will also exchange $5.6 billion of existing debt for $750 million of second-lien, 'take-back' debt and 83% of the new equity, subject to dilution. Hemen Holding Ltd., currently the Company’s largest shareholder, has also committed to fund a $50 million new-money unsecured bond to be issued under the Plan, which is convertible into 5% of the new equity under specified circumstances. Specified trade claims will be paid in full in cash and other general unsecured claims will receive their pro rata share of $0.25 million in cash. Existing shareholders will receive 0.25% of the new equity, subject to dilution, if certain voting classes of creditors accept the Plan, and otherwise will not receive any recovery if such voting classes do not vote to accept the Plan. Consummation of the Plan is subject to a number of customary terms and conditions, including court approval.

Seadrill New Finance Limited and subsidiaries

On January 15, 2021 Seadrill New Finance Limited (“NSNCo”), a subsidiary holding company of Seadrill Limited which holds Seadrill's investments in Seamex, Seabras, and Archer, elected not to pay its semi-annual interest payment in relation to its 12.0% senior secured notes due in 2025 (“the Notes”).

Discussions with the 12.0% senior secured note holders due 2025 ("the Noteholders") continued to be on-going with regards the terms of a comprehensive restructuring of the debt facility until a restructuring support agreement (“RSA”) was reached with the Noteholders on July 2, 2021. NSNCo then entered a solicitation process that concluded on July 9, 2021 with 80% of the principal Noteholders approving amendments to the indenture governing the Notes. The key terms of the restructuring include:

•The release by the Noteholders of all existing guarantees and security and claims with respect to Seadrill Limited and its subsidiaries (excluding the Issuer and its subsidiaries);
•The Noteholders receiving 65% of pro forma equity in the Issuer, with Seadrill Investment Holding Company (a subsidiary of Seadrill) retaining the remaining 35% of pro forma equity in the Issuer (with voting rights and other detailed arrangements between shareholders to be agreed), which shall effect a separation of the Issuer and its subsidiaries (including the Seabras Sapura assets and SeaMex assets) from the consolidated Seadrill group;
•The Noteholders will have appointment rights in respect of four out of five of the Issuer’s directors on the board of the restructured Issuer’s group, with the remaining director to be appointed by Seadrill;
•The Notes will remain in place, on amended terms including maturity, interest and redemption price.

Seadrill will continue to provide management services to the NSNCo Group. The restructuring of NSNCo may be implemented out of court or through a court supervised process, including cases under Chapter 11 of the Bankruptcy Code. Pursuant to the RSA, the consenting Noteholders have also agreed to forbear from exercising enforcement rights or otherwise take actions against the Issuer and any subsidiary of NSNCo which is an obligor under the Notes in respect of certain events of default that may arise under the Notes, including in respect of the Issuer not making the semi-annual cash interest payments due to the Noteholders on 15 January 2021 and 15 July 2021, until the earlier of the completion of the restructuring transactions described therein and termination of the RSA.

SFL Corporation Ltd ("SFL")

Seadrill previously entered into sale and leaseback arrangements for (i) the West Hercules semi-submersible rig in 2008, (ii) the West Linus Jack-up rig in 2014, and (iii) the West Taurus semi-submersible rig in 2008 with wholly owned subsidiaries of SFL.
In the fourth quarter of 2020, Seadrill triggered an event of default on the leases by not curing the cross-default violation on Seadrill's secured credit facilities and for non-payment of certain bareboat charter payments. Subsequently, on February 11, 2021 Seadrill and SFL entered a West Taurus settlement agreement pursuant to which the parties agreed that the lease would be rejected in Chapter 11. Seadrill and SFL also entered interim funding agreements with respect to the West Linus and West Hercules. Pursuant to these agreements, for the duration of Chapter 11 proceedings, Seadrill is able to use funds received from the respective sub-charters of the West Linus and West Hercules rigs to pay certain maintenance and operating expenses and SFL receives approximately 75% of the lease hire under the existing charter agreements for the West Linus and West Hercules. On March 9, 2021, the West Taurus lease rejection motion was approved by the Bankruptcy Court, and the rig was redelivered to SFL in April 2021, in accordance with the West Taurus settlement agreement.

Rig disposals

In addition to the above disposal of the West Taurus, the West Vigilant was sold to PT Duta Marina for $7 million on June 30, 2021 and the West Freedom was sold to New Fortress Energy Fast LNG Operations LLC for $5 million on July 2, 2021.

Seadrill has also entered sale and purchase agreements with ROTA Shipping in relation to five other rigs which have been approved by the Bankruptcy Court, being West Pegasus, West Alpha, West Eminence, West Venture and West Navigator with completions under those agreements scheduled for the second half of the year.

Seadrill Partners global settlement

On May 24, 2021, Aquadrill (formerly Seadrill Partners or "SDLP") emerged from Chapter 11 after successfully completing their reorganization. All conditions precedent to the restructuring were satisfied or otherwise waived. Existing equity interests in SDLP were canceled, released, and extinguished. As a result, SDLP is no longer an associate or related party of Seadrill, and we will no longer be providing management services to SDLP, aside from rig management services on two rigs, West Vela and West Capella.

Seadrill Limited and SDLP executed a settlement agreement whereby both parties agree to waive all claims in respect of pre-filing amounts due. This resulted in a write off of the fully provided for pre-filing receivables due from SDLP, as well as an $8 million gain on the write off of payables to SDLP.

SeaMex Joint Venture

SeaMex Ltd ("SeaMex") is the parent holding company of the SeaMex Group, a 50% joint venture between Seadrill JU Newco Bermuda Limited and SeaMex Holding International Inc. that are wholly owned subsidiaries of NSNCo and Fintech Advisory Inc (“Fintech”), respectively. The SeaMex Group has been experiencing financial difficultly due to Pemex Exploración y Producción (“Pemex”), its largest customer, not paying for the services provided for a prolonged period. Due to the financial situation, SeaMex Holding International Inc. served a petition to place SeaMex under provisional liquidation in Bermuda. On June 18 2021, John C. McKenna of Finance & Risk Services Ltd and Simon Appell of AlixPartners UK LLP were appointed as joint provisional liquidators (“JPLs”) over SeaMex by an order of the Supreme Court of Bermuda to maximize value for creditors and other stakeholders. Concurrently, the joint venture agreement governing the SeaMex joint venture was terminated with immediate effect.

An independent valuation of the SeaMex group has been obtained and the JPLs will make a decision on the proposal that maximizes value for creditors. One proposal from the parties subject to the RSA of NSNCo is the release of the subordinated debt owed by SeaMex and certain of its subsidiaries to NSNCo and certain subsidiaries of NSNCo in exchange for acquiring the full equity in SeaMex Ltd. The SeaMex senior secured bank debt would then be refinanced with the issuance of new senior secured notes. These negotiations are on-going at the time of issuance date.

Contract Backlog

Contract backlog includes all firm contracts at the maximum contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism we utilize the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Contract backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to non-consolidated entities. Contract backlog excludes management contract revenue from Aquadrill (formerly Seadrill Partners), SeaMex, Sonadrill and Northern Ocean, some of which are on rolling contracts. The backlog also excludes the bareboat charter revenue from GulfDrill.

The contract backlog for our fleet was as follows as at the dates specified:

(In $ millions)
Contract backlog	June 30, 2021	December 31, 2020
Harsh environment	1,412	1,476
Floaters	507	132
Jack-ups	207	249
Total	2,126	1,857

Our contract backlog includes only firm commitments represented by signed drilling contracts. The full contractual operating dayrate may differ to the actual dayrate we ultimately receive. For example, an alternative contractual dayrate, such as a waiting‑on‑weather rate, repair rate, standby rate or force majeure rate, may apply under certain circumstances. The contractual operating dayrate may also differ to the actual dayrate we ultimately receive because of several other factors, including rig downtime or suspension of operations. In certain contracts, the dayrate may be reduced to zero if, for example, repairs extend beyond a stated period.

We project our June 30, 2021 contract backlog to unwind over the following periods:

(In $ millions)		Year ended
Contract backlog	Total	2021	2022	2023	Thereafter
Harsh environment	1,412	172	283	252	705
Floaters	507	125	87	89	206
Jack-ups	207	58	107	33	9
Total	2,126	355	477	374	920

The actual amounts of revenues earned and the actual periods during which revenues are earned will differ from the amounts and periods shown in the tables above due to various factors, including shipyard and maintenance projects, unplanned downtime and other factors that result in lower applicable dayrates than the full contractual operating dayrate. Additional factors that could affect the amount and timing of actual revenue to be recognized include customer liquidity issues and contract terminations, which are available to our customers under certain circumstances.

Market Overview and Trends
The below table shows the average Brent oil price for the six months ended June 30, 2021 and for each year ended December 31 over the period 2017 to 2020. The Brent oil price at June 30, 2021 was $77.

	Dec-2017	Dec-2018	Dec-2019	Dec-2020	Jun-2021
Average Brent oil price ($/bbl)	55	71	64	42	73

Although we saw Brent oil prices stabilize between 2018-2019, the Brent oil price plummeted in 2020 creating significant uncertainty on the Oil and Gas industry’s trajectory for 2021. The global impacts surrounding the COVID-19 outbreak and the oil price war between Saudi Arabia and Russia impacted in a substantial decline in Brent price in 2020, however we are starting to see a recovery in the global demand for oil with rent prices rebounding to pre-pandemic levels. The $/bbl price of oil breached the $70 mark for the first time in the first half of 2021, since May 2019. Analysts expect moderate downward oil price pressures will emerge beginning in the second half of 2021, when forecast global oil production will rise, causing inventories to draw at a slower pace.

We are starting to see improvements in the level of confidence among the oil companies with respect to budgeting capital. This in turn has led to an uptick in future demand especially in the benign floater segment. However, consistency in the Brent oil price and the demand outlook is needed to ensure sustained improvement in the dynamics of the drilling industry.

The below table shows the global number of rigs on contract and marketed utilization at June 30, 2021 and for each of the four preceding years ending December 31.

	Dec-2017	Dec-2018	Dec-2019	Dec-2020	Jun-2021
Contracted rigs
Harsh environment jack-up (1)	26	32	35	23	28
Harsh environment floater	30	31	32	25	24
Benign environment floater	108	100	114	102	101
Benign environment jack-up (1)	128	145	177	172	177
Marketed utilization
Harsh environment jack-up (1)	76%	91%	96%	66%	80%
Harsh environment floater	83%	85%	82%	77%	75%
Benign environment floater	71%	70%	76%	73%	78%
Benign environment jack-up (1)	70%	76%	87%	80%	81%
(1) Jack-up rigs capable of operating in water depth greater than 350 feet.

Floater

During the first half of 2021 there continued to be an increase in number of opportunities for floaters, in particular drillships. While this market is showing signs of improvement continued incremental demand and improved tender durations are required for there to be a sustainable recovery. The drillship segment has shown the most improvement with utilization in the traditional golden triangle breaching 80%. Semi-submersible utilization levels are still muted however with the tightening of the drillship market and further attrition we could see marketed utilization for semi-submersibles improve.

The harsh environment floater segment was the only segment where marketed utilization declined mainly due to rigs rolling off contract and the lack of near term incremental demand. With traditionally longer tendering cycles and limited near term demand, utilization levels are expected to remain around current levels.

Jack-up

The jack-up segment was materially impacted by the pandemic and the drop in oil prices. Additionally, there were a significant number of contract terminations following these events and, even with a reasonable level of attrition of older units, there continued to be an unsustainable balance between supply and demand. Utilization levels are trending upwards, mainly due to the fixtures in the premium jack-up segment and with continued attrition among standard jack-up units along with the rising oil prices this should help towards a recovery in the benign environment jack-up segment.

Utilization in the harsh environment jack-up segment is expected to be stable owing to predominantly longer term contracts and lower number of contractors operating in the segment.

Results of Operations

The tables included below set out financial information for the six months ended June 30, 2021 and the six months ended June 30, 2020.

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Operating revenues	452	598
Operating expenses	(566)	(748)
Other operating items	(138)	(1,222)
Operating loss	(252)	(1,372)
Interest expense	(112)	(200)
Loss on impairment of equity method investments	—	(47)
Other income and expense	(230)	(127)
Loss before income taxes	(594)	(1,746)
Income tax expense	(11)	(2)
Net loss	(605)	(1,748)

1) Operating revenues

Operating revenues consist of contract revenues, reimbursable revenues, management contract revenues and other revenues as analyzed in the table below:

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Contract revenues	335	392
Reimbursable revenues	17	19
Management contract revenues	88	178
Other revenues	12	9
Total operating revenues	452	598

a) Contract revenues

Contract revenues represent revenues earned from contracting our drilling units to customers, primarily on a dayrate basis. The segmental analysis of contract revenues is shown in the table below.

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Harsh environment	197	179
Floaters	96	134
Jack-ups	42	79
Contract revenues	335	392

Contract revenues are primarily driven by the average number of rigs under contract during a period, the average dayrates earned and economic utilization achieved by those rigs under contract. Movements in these key indicators of performance are set out in the sections below.

i.Average number of rigs on contract

Average number of rigs on contract is calculated by dividing the aggregate days our rigs were on contract during the reporting period by the number of days in that reporting period. The average number of rigs on contract for the periods covered is set out in the below table:

(Number)	Six months ended June 30, 2021	Six months ended June 30, 2020
Harsh environment	4	4
Floaters	3	4
Jack-ups	3	5
Average number of rigs on contract	10	13

The average number of harsh environment rigs on contract for the six months ended June 30, 2021 stayed consistent compared to the six months ended June 30, 2020. However, there was a movement in the rigs as the West Bollsta went on contract as a leased rig for the six months ended June 30, 2021 not having been on contract as a leased rig in the six months ended June 30, 2020, whereas the West Phoenix was warm stacked in the first half of 2021 whilst it was on contract for the full six months ended June 30, 2020.

The average number of floaters on contract for the six months ended June 30, 2021 decreased by one compared to the six months ended June 30, 2020. The West Saturn was warm stacked in the first half of 2020 whilst it was on contract for the full six month period ended June 30, 2021. The West Carina was cold stacked in the first half of 2021 whilst it was on contract for four months of the six month period ended June 30, 2020. The West Gemini was warm stacked in the first half of 2021 whilst it was on contract for four months of the six month period ended June 30, 2020. The Sevan Louisiana was warm stacked in the second quarter of 2021 whilst it was on contract for the full six month period ended June 30, 2020.

The average number of jack-ups on contract for the six months ended June 30, 2021 decreased by two compared to the six months ended June 30, 2020. The AOD II was warm stacked for 5 months in the first half of 2021 whilst it was on contract for the full six month period ended June 30, 2020. The West Telesto and West Tucana were leased to GDI in the second quarter of 2020. The West Cressida was cold stacked for the first half of 2021 whilst it was on contract for two months of the six month period ended June 30, 2020.

ii.Average contractual dayrates

Average contractual dayrate is calculated by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of rig operating days for the reporting period. The average contractual dayrates for the periods are presented in the below table:

(In $ thousands)	Six months ended June 30, 2021	Six months ended June 30, 2020
Harsh environment	254	237
Floaters	203	189
Jack-ups	78	81

The average contractual dayrate for harsh environment increased during the six months ended June 30, 2021 as the West Hercules and West Elara were on higher dayrates for the six months ended June 30, 2021 compared to the previous year, due to increase in market rates, and the West Bollsta went on contract during the second half of 2021, at a higher rate compared to the average rate earned by the harsh environment fleet.

The average contractual dayrate for floaters increased during the six months ended June 30, 2021 as the West Saturn started a contract in 2021 on a higher dayrate compared to the average of the floater fleet. In addition, the West Tellus and Sevan Louisiana were on higher dayrates for the six months ended June 30, 2021 compared to the previous year.

The average contractual dayrate for jack-ups decreased in the six months ended June 30, 2021 compared to the six months ended June 30, 2020 due to the AOD I, AOD II, AOD III and West Callisto being on a lower dayrate for the six months ended June 30, 2021 compared to the previous year.

iii.Economic utilization for rigs on contract

Economic utilization is defined as dayrate revenue, excluding bonuses, earned during the period divided by the contractual operating dayrate multiplied by the number of days on contract in the period. If a drilling unit earns its full operating dayrate throughout a reporting period, its economic utilization would be 100%. However, there are many situations that give rise to a dayrate being earned that is less than contractual operating rate, such as planned downtime for maintenance. In such situations, economic utilization reduces below 100%.

Economic utilization for each of the periods presented in this report is set out in the table below:

(Percentage)	Six months ended June 30, 2021	Six months ended June 30, 2020
Harsh environment	94%	95%
Floaters	76%	87%
Jack-ups	93%	98%

The economic utilization for harsh environment in the six months ended June 30, 2021 remained consistent to the six months ended June 30, 2020.

The economic utilization for floaters in the six months ended June 30, 2021 decreased in comparison to the six months ended June 30, 2020 due to the West Tellus and West Saturn downtime triggered by subsea equipment incidents.

The economic utilization for jack-ups in the six months ended June 30, 2021 decreased in comparison to the six months ended June 30, 2020 due to AOD II running at 50% dayrate in June 2021, and West Callisto planned special periodic survey ("SPS").

b) Reimbursable revenues

We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel and other services provided at their request in accordance with a drilling contract. We classify such revenues as reimbursable revenues.

The decrease is due to less rigs operating in 2021 than 2020 contributing to this revenue stream, offset by increases due to rigs on contract in 2021, mainly West Bollsta and West Saturn, contributing higher initial reimbursable revenues, compared to other rigs on contract.

c) Management contract revenue

Management contract revenues includes revenues related to contracts where we are providing management, operational and technical support services to other parties. The below table provides an analysis of management contract revenues for periods presented in this report.

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Management fee revenues	59	77
Managed rig reimbursable revenues	29	100
Related party inventory sales	—	1
Total management contract revenues	88	178

The decrease in management fee revenues and managed rig reimbursable revenues for the six months to June 30, 2021 related to the West Bollsta completing its first mobilization and moving to Seadrill's operating fleet under a lease from Northern Ocean. Seadrill maintain the rig and any revenue related to it is disclosed as part of operating revenues. In addition, there was a decrease in managed rig activity from Seadrill Partners managed rigs in 2021.

d) Other revenues

Other revenues include the following:

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Lease revenues	12	9
Total other revenues	12	9

Other revenues included related party charter income for the lease of the West Castor and West Telesto to Gulfdrill in 2020, with the West Tucana added in 2021.

2) Operating expenses

Total operating expenses include vessel and rig operating expenses, reimbursable expenses, management contract expenses, depreciation of drilling units and equipment, amortization of favorable and unfavorable contracts, and selling, general and administrative expenses.

We have analyzed operating expenses between these categories in the table below:

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Vessel and rig operating expenses (i)	316	304
Reimbursable expense	16	17
Management contract expense (ii)	115	208
Depreciation (iii)	83	182
Selling, general and administrative expenses (iv)	36	37
Total operating expenses	566	748

i.Vessel and rig operating expenses

Vessel and rig operating expenses represent the costs we incur to operate a drilling unit that is either in operation or stacked. This includes the remuneration of offshore crews, rig supplies, expenses for repair and maintenance, and onshore support costs.

We have analyzed vessel and rig operating expenses by segment in the table below:

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Harsh environment	170	111
Floaters	110	145
Jack-ups	36	48
Vessel and rig operating expenses	316	304

Vessel and rig operating expenses are mainly driven by rig activity. On average, we incur higher vessel and rig operating expenses when a rig is operating compared to when it is stacked. For stacked rigs we incur higher vessel and rig expenses for warm stacked rigs than for cold stacked rigs. We incur one-time costs for activities such as preservation and severance when we cold stack a rig. We also incur significant costs when re-activating a rig from cold stack, a proportion of which is expensed as incurred. Where a rig is leased to another operator, the majority of vessel and rig expenses are incurred by the operator.

We have analyzed the average number of rigs, (June 30, 2021: 33 owned and 1 leased, June 30, 2020: 34 owned) by status and segment over the reporting period in the table below:

(Number of rigs)	Six months ended June 30, 2021	Six months ended June 30, 2020
Harsh environment
Operating	4	4
Warm stacked	1	—
Cold stacked	4	4
Average number of Harsh environments	9	8

Floaters
Operating	3	5
Warm stacked	2	2
Cold stacked	8	6
Average number of Floaters	13	13

Jack-ups
Operating	3	4
Warm stacked	1	1
Cold stacked	5	6
Chartered to Gulfdrill joint venture	3	2
Average number of Jack-ups	12	13

Vessel and rig expenses for the harsh environment segment increased by $59 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. This was primarily due to expenses related to the leased West Bollsta rig, which was not on contract in the first half of 2020, being fully operational for the six months ended June 30, 2021.

Vessel and rig expenses for the floater segment decreased by $35 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. This decrease was primarily due to there being fewer operating rigs in 2021, as described in the revenue section above, along with the West Carina being cold stacked in 2021 but operating in the first half of 2020, and the West Gemini being warm stacked in 2021 but operating in the first half of 2020. This decrease was partly offset due to the fact that the West Saturn was operating in 2021 but warm stacked in the first half of 2020.
Vessel and rig expenses for the jack-up segment decreased by $12 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. This decrease was primarily due to there being fewer operating rigs in 2021 as a result of the West Tucana being chartered to the Gulfdrill joint venture in November 2020.

ii. Management contract expenses

Management contract expenses include the costs incurred to manage drilling units on behalf of Seadrill Partners, SeaMex, Sonadrill and Northern Ocean. We have analyzed the main components of management contract expenses in the table below:

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Managed rig operating expenses	35	58
Managed rig reimbursable expenses	29	100
Changes in allowances for expected credit losses	51	50
Total management contract expenses	115	208

The decrease in managed rig operating expenses for the six months to June 30, 2021 compared to the equivalent periods in 2020 primarily related to decreased activity on the managed harsh-environment semi-submersible rig West Mira for Northern Ocean following the termination of the contract with Wintershall in May 2021.

Managed rig reimbursable expenses for the six months to June 30, 2021 decreased from the prior year due to contracts to perform the first mobilization of the harsh-environment semi-submersible rig West Bollsta for Northern Ocean and drillship Quengela for Sonangol in 2020, not repeated in 2021.

The change in expected credit loss allowance is mainly due to increases in the allowance against balances due from Northern Ocean due a decrease in expected amounts to be received, as well as an increase on the allowance on amounts due from SeaMex Limited.

iii. Depreciation

We record depreciation expense to reduce the carrying value of drilling unit and equipment balances to their residual value over their expected remaining useful economic lives. The decrease for the six months ended June 30, 2021 compared to the six months ended June 30, 2020 was primarily due to the impairment of rigs recognized in March and December 2020.

iv. Selling, general and administrative expenses

Selling, general and administrative expenses include the cost of our corporate and regional offices, certain legal and professional fees as well as the remuneration and other compensation of our officers, directors and employees engaged in central management and administration activities. The costs remained consistent for the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

3) Other operating items

Other operating items include the following:

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Impairment of long-lived assets (i)	(152)	(1,230)
Gain on sale of assets (ii)	11	—
Other operating income (iii)	3	8
Total other operating items	(138)	(1,222)

i.Impairment of long-lived assets

During the first quarter of 2020 there was a significant decrease in the price of oil due to the actions of OPEC and its partners combined with the global impact of the COVID-19 pandemic, with Brent Oil reaching a low of $22 per barrel on March 30, 2020. The impact of these events on the drilling market has had an impact on our industry with expected decreases in utilization going forward and downward pressure on dayrates. We therefore concluded that an impairment triggering event had occurred for our drilling unit fleet in the three months ended March 31, 2020.

We assessed whether the carrying values of each of our drilling units were recoverable by comparing the undiscounted future net cash flows that each rig was projected to generate with their carrying value. We found that the projected future cashflows for certain cold-stacked units were not sufficient for the carrying value to be recovered, and therefore recorded an impairment charge to reduce the carrying value of these units to their estimated fair value. This resulted in an impairment charge of $1,230 million for the six months ended June 30, 2020.

As at June 30, 2021, the undiscounted future net cash flows to be generated for Seadrill by the West Hercules and West Linus were revised due to anticipated changes in leasing arrangements that may result in the rigs being handed back to SFL before the end of their estimated useful lives. The revised undiscounted future net cash flows for the West Hercules were less than the rig's carrying value meaning that the "step one" or "asset recoverability" test was failed for that rig. Following this assessment, we recorded an impairment charge of $152 million to reduce the rig's book value to its estimated fair value, which we estimated using a discounted cash flow model. There was no impairment charge for the West Linus as it still passed the asset recoverability test.

ii.Gain on sale of assets

Gain on sale of assets for the six months ended June 30, 2021 relates to the sale of the West Vigilant to PT Duta Marina for $7 million on June 30, 2021. Further, a gain of $4 million was recognized relating to the disputed West Mira blow out preventer and spares as part of the settlement agreement with Northern Drilling.

As these assets were fully impaired to nil net book value in 2020, the full consideration has been recognized as a gain. No such sales were made in the six month ended June 30, 2020.
iii.Other operating income

Other operating income for the six months ended June 30, 2021 relates to a collaboration entered into with the Marsden Group to implement and improve a solution for the digitalization of data on rigs. Subsequently, Microsoft acquired the Marsden Group and through this Seadrill was entitled to a portion of the settlement.

Other operating income for the six months ended June 30, 2020 represents the settlement of a loss of hire insurance claim in relation to a subsea equipment incident on the Sevan Louisiana.

4) Interest expense

Interest expense for each of the periods presented in this report is set out in the table below:

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Interest expense	(112)	(200)

We have analyzed interest expense into the following components:

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Cash and payment-in-kind interest on debt facilities	(57)	(176)
Unwind of discount on debt	—	(24)
Unwind of lease liabilities with SFL	(55)	—
Interest expense	(112)	(200)

Cash and payment-in-kind interest on debt facilities
We incur cash and payment-in-kind interest on our debt facilities. This is summarized in the table below.

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Senior credit facilities	(25)	(127)
Senior secured notes	(32)	(30)
Debt of consolidated variable interest entities	—	(19)
Cash and payment-in-kind interest	(57)	(176)

We are charged interest on our senior credit facilities at LIBOR plus a margin. The decrease in interest is due to the Chapter 11 filing on February 10, 20221. We have not accounted for $128 million of interest from the date of Chapter 11 filing on our senior credit facilities under bankruptcy accounting principals.

We are charged a fixed interest rate on the Senior Secured Notes of 12% of which 4% is cash interest and 8% payment-in-kind interest. We accrete interest to the loan balance and this increase in the balance on which interest is accrued has led to the increase in the interest expense when comparing the six months ended June 30, 2021 2021 to the six months ended June 30, 2020.

Our Consolidated Balance Sheet as at June 30, 2020 included $598 million of debt facilities held by subsidiaries of SFL that we consolidated as variable interest entities. The decrease in interest expense on this debt in 2021 was due to the deconsolidation of these entities in December 2020.

Unwind of discount on debt

On emergence from Chapter 11 in 2018 and application of fresh start accounting, we recorded a discount against our senior credit facility debt to reduce its carrying value to its fair value. The debt discount is unwound over the remaining terms of the debt facilities.

Due to the senior credit facility debt default in October 2020, this was fully unwound in the second half of 2020 and no further unwinding was recognized in the six months ended June 30, 2021.

Unwind of lease liabilities with SFL

SFL was deconsolidated in December 2020 and we recognized leases related to the West Taurus, West Linus and West Hercules. The amounts above represent the interest recognized on unwinding of the lease liabilities held with SFL for the six months ended June 30, 2021.

5) Loss on impairment of equity method investment

Loss on impairment of equity method investments for each of the periods presented in this report is set out in the table below:

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Loss on impairment of equity method investments	—	(47)
During the first quarter of 2020, the impact of COVID-19 on the global economy had a negative impact on our industry. As global oil demand had fallen, we also saw an increase in oil supply, leading to a surplus of reserves. Brent crude had fallen from $66 as at December 31, 2019 to $22 in March 2020.

The oil price decline led to pressures on our customers to reduce their capital expenditures in the near-term until we saw a recovery in the oil price. As a consequence, this led to reduced forecasted day rates and utilization for 2020 and beyond and therefore, as at March 31, 2020, we had indicators of impairment against our investments. Following this impairment review, we concluded that our investment in Seadrill Partners was impaired in full and we recorded an impairment charge of $47 million in the six months ended June 30, 2020.

There were no similar indicators of impairment in the six months ended June 30, 2021.

6) Other income and expense

We have analyzed other income and expense into the following components:

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Interest income (i)	12	20
Share in results from associated companies (ii)	2	(66)
Gain/(loss) on derivative financial instruments (iii)	5	(1)
Foreign exchange gain/(loss) (iv)	9	(24)
Gain/(loss) on marketable securities (v)	5	(6)
Impairment of convertible bond from related party (vi)	—	(29)
Reorganization items (vii)	(230)	—
Other financial items (viii)	(33)	(21)
Total financial items and other expense, net	(230)	(127)

i) Interest Income

Interest income relates to interest earned on cash deposits and other related party loans.

ii) Share in results from associated companies

Share of results in associated companies represents our share of earnings or losses in our investments accounted for under the equity method. We reduced the carrying value of our equity method investments when we applied fresh start accounting on emergence from Chapter 11 in 2018. This led to the recognition of basis differences between the book value of the drilling unit or pipe laying service vessel and contract intangible balances recorded in the balance sheets of our equity method investees and the implied value of those assets reflected in the equity method investments recorded in our Consolidated Balance Sheet. We unwind these basis differences over the lives of the associated assets and liabilities when calculating our share of results of the equity method investments.

We have analyzed our share of results in associated companies by equity method investment below(1):

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Share of net income / (loss)
Seabras Sapura	10	30
Seamex	2	1
Sonadrill	1	—
Seadrill Partners	—	(427)
Total share of net income / (loss)	13	(396)
Unwind of basis differences
Seabras Sapura	(9)	(8)
Seamex	(2)	(14)
Seadrill Partners	—	352
Total unwind of basis differences	(11)	330
Share of results from associated companies	2	(66)
(1) Results from Gulfdrill for both June 30, 2021 and 2020 period is nil, and thus not included in the table above.

The share of results from associated companies for the six months ended June 30, 2021 was an income compared to a loss for the six months ended June 30, 2020 primarily due to no further losses being recognized for Seadrill Partners after the investment was fully impaired to a nil carrying value during the first quarter of 2020. Additionally, Seamex losses incurred in 2020 resulted in a reduction of the value of the investment to nil, with further gains of $2 million being accounted for in the six months ended June 30, 2021. This was offset by a decrease in income accounted from our investment in Seabras Sapura due to the wind down of contracts ended in the six months ended June 30, 2020.

iii) Gains/loss on derivative financial instruments

On May 11, 2018, we bought an interest rate cap from Citigroup for $68 million. The interest rate cap mitigates our exposure to future increases in LIBOR over 2.87% from our floating bank debt. We also have a conversion option on a bond issued to us by Archer Limited. We record both of these assets at fair value, with changes in fair value being taken to net income.

The loss on derivatives for the six months ended June 30, 2021 was nil (six months ended June 30, 2020: $1 million).

The $5 million gain on the Archer conversion option was due to the increase in the Archer share price in the six months ended June 30, 2021.

iv) Foreign exchange gain/loss

Foreign exchange gains and losses relate to exchange differences on the settlement or revaluation of monetary balances denominated in currencies other than the US Dollar.

In May 2019, we placed a total of 330 million Brazilian Reais of collateral with BTG bank under a letter of credit arrangement. There has been a significant strengthening of the Brazilian Reais against the US Dollar in 2021 compared to a weakening in 2020, which has generated a $9 million foreign exchange gain in the six months ended June 30, 2021 and a $24 million loss in the six months ended June 30, 2020 .

v) Gain/loss on marketable securities

The 2021 gain and 2020 loss on marketable securities reflect the changes in mark-to-market movements in our investments in Seadrill Partners common units and our Archer shares.

vi) Impairment of convertible bond from related party

On March 13, 2020, Archer announced completion of a refinancing, which included agreed renegotiated terms on the convertible loan. The updated terms amended the loan balance to $13 million that bears interest of 5.5%, matures in April 2024 and includes an equity conversion option. The renegotiated terms resulted in a $29 million impairment being recognized in the six months ended June 30, 2020, following a reduction in loan balance and an increase to the discount rate.

vii) Reorganization items

This relates to expenses and income directly associated with the Chapter 11 cases which are reported separately in the income statement as reorganization items. Reorganization items also include adjustments to reflect the carrying value of liabilities subject to compromise at their estimated allowed claim amounts. Refer to Note 3 - Chapter 11 Proceedings to our Consolidated Financial Statements included herein for further information.

viii) Other financial items

Other financial items for the six months ended June 30, 2021 primarily represent changes in the expected credit loss allowances of $12 million for related party loan receivables, as well as professional and advisory fees incurred by subsidiaries of Seadrill that have not filled for Chapter 11 of $8 million.

7) Income taxes

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities related to our ownership and operation of drilling units and may vary significantly depending on jurisdictions and contractual arrangements. In most cases the calculation of taxes is based on net income or deemed income.

The increase is due to contracts in the US, Qatar and Saudi as well as new UTP in Kuwait and movement in previous UTP's due to additional interest and penalties accrued.

Liquidity and Capital Resources

1) Introduction, bankruptcy proceedings and going concern position

Since the mid-2010s, the industry has experienced a sustained decline in oil prices which has culminated in an industry-wide supply and demand imbalance. During this period, market dayrates for drilling rigs have been lower than was anticipated when the debt associated with acquiring our rigs was incurred. This challenging business climate was further destabilized by challenges that have arisen due to the COVID-19 pandemic. The actions taken by governmental authorities around the world to mitigate the spread of COVID-19 have had a significant negative effect on oil consumption. This has led to a further decrease in the demand for our services and has had an adverse impact on our business and financial condition.

Since the end of 2019, we have been working with senior creditors to provide a solution to Seadrill's high cash outflow for debt service. In our first quarter earnings release, published on June 2, 2020, we announced that we had appointed financial advisors to evaluate comprehensive restructuring alternatives to reduce debt service costs and overall indebtedness.

In September 2020, we ceased making interest payments on our secured credit facilities which constituted an event of default. Furthermore, this triggered cross-defaults on the senior secured notes and leasing agreements in respect of the West Hercules, West Linus and West Taurus with subsidiaries of SFL. The events of default meant that amounts due on the secured credit facilities and senior notes became callable on demand. As of December 31, 2020 we had $6,177 million in principal amount of these debt obligations. Our available resources would not have been sufficient to repay these obligations, were they called.

On February 7, 2021 and February 10, 2021 the Debtors filed voluntary petitions for reorganization under Chapter 11, triggering a stay on enforcement of remedies with respect to our debt obligations. As part of the Chapter 11 Proceedings, the Debtors were granted “first-day” relief which enables us to continue operations without interruption.

Negotiations on the comprehensive restructuring continued with the lenders until July 24, 2021 when Seadrill Limited entered into a Plan Support Agreement (the “PSA”) with certain of the Company’s senior secured lenders holding approximately 57.8% of the Company’s senior secured loans (the “Consenting Lenders”) as well as a backstop commitment letter entered into with certain of the Consenting Lenders. The agreements contemplate a Plan of Reorganization (the “POR”) that will raise $350 million in new financing and reduce the Company’s liabilities by over $5 billion. The POR provides a clear pathway for Seadrill to restructure its balance sheet with the support of the majority of its senior secured lenders. Certain of the Consenting Lenders have also agreed to backstop a first lien exit facility totaling $300 million.

The lenders participating in (and backstopping) the new-money facility will collectively receive 16.75% of new equity in the newly constituted Seadrill, subject to dilution. Under the POR, the senior secured lenders will also exchange $5.6 billion of existing debt for $750 million of second-lien, 'take-back' debt and 83% of the new equity, subject to dilution. Hemen Holding Ltd., currently the Company’s largest shareholder, has also committed to fund a $50 million new-money unsecured bond to be issued under the POR, which is convertible into 5% of the new equity under specified circumstances. Specified trade claims will be paid in full in cash and other general unsecured claims will receive their pro rata share of $250,000 in cash. Existing shareholders will receive 0.25% of the new equity, subject to dilution, if all voting classes of creditors accept the POR, and otherwise will not receive any recovery. Consummation of the POR is subject to a number of customary terms and conditions, including court approval.

As at June 30, 2021, Seadrill had cash and cash equivalents including restricted cash of $644 million, of which $428 million was unrestricted and we have implemented, and will continue to implement, various measures to preserve liquidity. These include an increased focus on operating efficiency, reductions in corporate and overhead expenditures, and deferrals of capital expenditures. Whilst we believe this should provide sufficient liquidity for the 12 month period from the date of the issuance of these financial statements to allow us to complete a comprehensive restructuring, the process is difficult to predict and subject to factors outside of our control. We are subject to numerous risks associated with the bankruptcy proceedings and, whilst we have entered into a PSA with the Consenting Lenders holding approximately 57.8% of our senior secured debt, there can be no assurance that we will obtain sufficient support from our remaining creditors, nor that the Bankruptcy Court will confirm the plan.

These conditions and events raise substantial doubt as to our ability to continue as a going concern for the 12 months after the date our financial statements are issued. Financial information in this report has been prepared on a going concern basis of accounting, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due. Financial information in this report does not reflect the adjustments to the carrying values of assets, liabilities and the reported expenses and balance sheet classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.

2) Liquidity
Our level of liquidity fluctuates depending on a number of factors. These include, among others, our contract backlog, economic utilization achieved, average contract day rates, timing of accounts receivable collection, capital expenditure, timing of payments for operating costs and other obligations.

Our liquidity comprises cash and cash equivalents. The below table shows cash and restricted cash balances for each period presented.

(In $ millions)	As at June 30, 2021	As at December 31, 2020
Cash and cash equivalents	428	526
Restricted cash	216	197
Cash and cash equivalents, including restricted cash	644	723

We have shown our sources and uses of cash by category of cash flow in the below table.

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Cash flows from operating activities (a)	(64)	(278)
Cash flows from investing activities (b)	(19)	(13)
Cash flows from financing activities (c)	—	(24)
Effect of exchange rate changes in cash and cash equivalents	4	(22)
Change in period	(79)	(337)

This reconciles to the total cash and cash equivalents, including restricted, which is as follows:

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Opening cash and cash equivalents, included restricted	723	1,357
Change in period	(79)	(337)
Closing cash and cash equivalents, included restricted	644	1,020

a) Cash flows from operating activities
Cash flows from operating activities can include cash receipts from customers, cash paid to employees and suppliers (except for capital expenditure), interest and dividends received (except for returns of capital), interest paid, income taxes paid and other operating cash payments and receipts.

We calculate cash flows from operating activities using the indirect method as summarized in the below table.

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Net loss	(605)	(1,748)
Adjustments to reconcile net loss to net cash provided by operating activities(1)	511	1668
Net loss after adjustments	(94)	(80)
Distributions received from associated company	6	2
Payments for long-term maintenance	(26)	(71)
Repayments made under lease arrangements	(31)	—
Changes in operating assets and liabilities	81	(129)
Net cash used in operating activities	(64)	(278)
(1)        Includes depreciation, amortization, share of results of joint ventures and associates, impairment of investments, impairment of long-lived assets, unrealized gains and losses on derivatives, unrealized gains and losses on marketable securities, non-cash reorganization items, change in allowance for credit losses, deferred tax expense and other non-cash items shown under the sub-heading "adjustments to reconcile net loss to net cash provided by operating activities" in the Consolidated Statements of Cash Flows presented in the Consolidated Financial Statements included in this report.

Market conditions in the offshore drilling industry in recent years have led to lower levels of spending for offshore exploration and development. This has negatively affected our revenues, profitability and operating cash flows. During the six months ended June 30, 2021 and six months ended June 30, 2020 our cash flows from operating activities were negative, as cash receipts from customers from all segments were insufficient to cover operating costs, payments for long-term maintenance of our rigs, interest payments and tax payments.

b) Cash flows from investing activities
Net cash flows from investing activities for the six months ended June 30, 2021 were primarily from capital expenditures and funding provided to Seamex. This is offset by payments received from loans to Seabras Sapura and proceeds from the sale of the West Vigilant.

Net cash flows from investing activities for the six months ended June 30, 2020 were primarily from capital expenditures, purchase of non-controlling interest shares and additional funding provided to Seamex. This is offset by contingent consideration receipts from Seadrill Partners from the sale of the drillship West Vela in 2015 and amounts received on loans due from Seabras Sapura.

c) Cash flows from financing activities
Net cash flows from financing activities for the six months ended June 30, 2020 were primarily driven by debt amortization payments related to debt facilities held by consolidated variable interest entities for that period. There were no net financing cash flows for the six months ended June 30, 2021.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. This may include the use of derivative instruments.

Credit risk
We have financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments. These assets expose us to credit risk arising from possible default by the counterparty. Most of our counterparties are creditworthy financial institutions or large oil and gas companies. We do not expect any significant loss to result from non-performance by such counterparties. However, we are exposed to a higher level of credit risk on certain related party receivable balances.

We do not demand collateral in the normal course of business. The credit exposure of derivative financial instruments is represented by the fair value of contracts with a positive fair value at the end of each period, adjusted for our non-performance credit risk assumption.

Concentration of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, Nordea Bank Abp (Filial i Norge), Danske Bank A/S, BTG Pactual and DNB Bank ASA. We consider these risks to be remote. We also have a concentration of risk with respect to customers. For details on the customers with greater than 10% of total revenues, refer to Note 5 - "Segment information".

Foreign exchange risk
As is customary in the oil and gas industry, most of our revenues and expenses are denominated in U.S. dollars, which is the functional currency of most of our subsidiaries and equity method investees. However, a portion of the revenues and expenses of certain of our subsidiaries and equity method investees are denominated in other currencies. We are therefore exposed to foreign exchange gains and losses that may arise on the revaluation or settlement of monetary balances denominated in foreign currencies.

Our foreign exchange exposure primarily relates to foreign denominated cash and working capital balances. Historically, these exposures have not caused a significant amount of fluctuation in net income or cash flows and therefore we have not hedged them.

Interest rate risk
Due to the filing of the Bankruptcy Petitions, interest is no longer incurred on our senior credit facilities. Prior to filing for Chapter 11, our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We managed this risk through the use of derivative arrangements.

On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate our exposure to future increases in LIBOR on our Senior Credit Facility debt. The interest rate cap is not designated as a hedge and we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.87% and covers the period from June 15, 2018 to June 15, 2023.

Critical Accounting Estimates
The preparation of the Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Critical accounting estimates are important to the portrayal of both our financial position and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. The basis of preparation and significant accounting policies are disclosed in our annual report on Form 20-F.

Critical accounting estimates that have significantly impacted the six months ended June 30, 2021 are as follows:

Drilling Units
Generally, the carrying amount of our drilling units including rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. However, drilling units acquired through a business combination or remeasured through the application of fresh start accounting are measured at fair value as of the date of acquisition or the date of emergence, respectively. Our drilling units are subject to various estimates, assumptions, and judgments related to capitalized costs, useful lives and residual values, and impairments.

Our estimates, assumptions, and judgments reflect both historical experience and expectations regarding future operations, utilization and performance. At June 30, 2021, the carrying amount of our drilling units was close to $2 billion, representing 56% of our total assets.

Useful lives and residual value
The cost of our drilling units less estimated residual value is depreciated on a straight-line basis over their estimated remaining useful lives. The estimated useful life of our semi-submersible drilling rigs, drillships and jack-up rigs, when new, is 30 years.

The useful lives of rigs and related equipment are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and gas exploration and development, changes in market or economic conditions and changes in laws or regulations affecting the drilling industry. We re-evaluate the remaining useful lives of our drilling units as and when events occur which may directly impact our assessment of their remaining useful lives. This includes changes in the operating condition or functional capability of our rigs as well as market and economic factors. The use of different estimates, assumptions and judgments in establishing estimated useful lives and residual values could result in significantly different carrying values for our drilling units which could materially affect our results of operations.

Impairment considerations
The carrying values of our long-lived assets are reviewed for impairment when certain triggering events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Asset impairment evaluations are, by nature, highly subjective. They involve expectations about future cash flows generated by our assets and reflect management’s assumptions and judgments regarding future industry conditions and their effect on future utilization levels, dayrates and costs. The use of different estimates and assumptions could result in significantly different carrying values of our assets and could materially affect our results of operations. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount is not recoverable.

With regard to our older drilling units, which have relatively short remaining estimated useful lives, the results of impairment tests are particularly sensitive to management’s assumptions. These assumptions include the likelihood of the unit obtaining a contract upon the expiration of any current contract, and our intention for the drilling unit should no contract be obtained, including warm/cold stacking or scrapping. The use of different assumptions in the future could potentially result in an impairment of older drilling units, which could materially affect our results of operations.

Impairment recognized and methodology
In 2020 there was a significant decrease in the price of oil due to the actions of OPEC and its partners combined with the global impact of the COVID-19 pandemic, with Brent Oil reaching a low of $22 per barrel on March 30, 2020. The impact of these events on the drilling market had an impact on our industry with expected decreases in utilization going forward and downward pressure on dayrates. We therefore concluded that an impairment triggering event had occurred for our drilling unit fleet in the three months ended March 31, 2020 and recorded an impairment charge of $1,230 million.

We expect the 2021 increase in the crude oil price, c. 50% since December, 2020, to result in increased demand for drilling and a subsequent increase in future day-rates, as well as the reactivation of some of our rigs. As such, we concluded there were no macro-economic indicators of impairment for our overall fleet in the period ended June 30, 2021. However, changes to our forecast assumptions regarding the future of the West Hercules and West Linus, whereby we expect it to be more likely than not that these rigs will be sold or otherwise disposed of significantly before the end of their previously estimated useful life, have led us to conclude that an impairment triggering event has occurred for these rigs.

We assessed recoverability of the West Hercules and West Linus by first evaluating the estimated undiscounted future net cash flows based on a number of assumptions, including projected dayrates, utilization of the units, operating costs, maintenance costs, reactivation costs, likelihoods of any required scrapping activity, and applicable tax rates. These assumptions are necessarily subjective and the use of different assumptions could produce results that differ from those reported. These include uncertainties over future demand for services, dayrates, expenses and other market-based future events, and expectations may not be indicative of future outcomes.

Altering the dayrate and other assumptions used in our cash flow forecasts could have led to significantly different estimated fair values. As a result, the assessment as to whether an asset should have been impaired or otherwise was dependent on the timing of assessment and market expectations at that time. As the long-range outcomes are unpredictable due to this volatility, it is not possible to reasonably quantify the impact of changes in the assumptions used in our projected cash flows.

As at June 30, 2021, the revised undiscounted future net cash flows were less than the carrying value for the West Hercules. Following an assessment of recoverability, utilizing a discounted cash flow model incorporating assumptions as noted above and a weighted average cost of capital of 11.8%, we recorded an impairment charge of $152 million. We recognized the impairment within “Impairment of long-lived assets” in our Consolidated Statement of Operations for the six months ended June 30, 2021.

Current expected credit losses
We adopted accounting standard update 2016-13 effective January 1, 2020. Under this guidance, we are required to record allowances for the expected future credit losses to be incurred on trade and loan receivable balances.

We have used a probability-of-default model to estimate these expected credit losses. Under this methodology we use data such as customer credit ratings, maturity of loan, security of loan, and incorporate historical data published by credit rating agencies, to estimate the chance of default and loss given default. We then multiply the balance outstanding by the estimated chance of default and loss given default to calculate the allowance required for the expected credit loss.

To estimate probability-of-default we have cross referenced the customer credit ratings and expected loan maturities for our receivable balances against historical default rates published by credit rating agencies. The counterparties to our related party receivable balances do not typically have published credit ratings, in which case we have estimated a shadow credit rating. To estimate loan maturities, we have considered both the contractual maturity date of the loan or receivable balance as well as an internal assessment of the counterparties' ability to settle the amount owed by that date. We estimated loss-given-default based on historical recovery rates published by credit rating agencies for claims with similar security and priority as the receivable being assessed.

Fair Value of Archer Convertible Bond
At each reporting period, we record the Archer bond at fair value in Seadrill’s balance sheet, with any gains or losses being recorded in other comprehensive income, unless the convertible bond is impaired, under the impairment guidance of ASC 326-30, in which case the impairment loss is recorded in net income.

The Archer convertible debt instrument is bifurcated into two elements (i) the debt component and (ii) embedded conversion option.

i. Debt component
The fair value of the debt component is derived using the discounted cash flow model including assumptions relating to cost of debt and credit risk associated to the instrument. The principal and payment-in-kind coupon is discounted at a rate of 15%. The additional key inputs used in the model is the principal initial value of $13 million, payment-in-kind interest of 5.5% and maturity date of April 1, 2024.

ii. Embedded conversion option
The fair value of the embedded derivative option is calculated using a modified version of the Black-Scholes formula for a currency translated option. The bond can be converted into equity at any stage between now and April 1, 2024. When calculating the fair value we have used the mid-point in this range.

The key model input assumptions include Archer's share price in NOK, NOK/ USD FX volatility and historical and forecasted equity volatility. As the conversion price is significantly below the current trading price the fair value of the conversion option is immaterial. Our estimate of fair value generally requires us to use significant unobservable inputs, therefore making it a Level 3 fair value measurement.

Income taxes
Seadrill is a Bermuda company that has a number of subsidiaries and affiliates in various jurisdictions. We are not currently required to pay income taxes in Bermuda on ordinary income or capital gains because we qualify as an exempt company. We have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 2035. Certain of our subsidiaries operate in other jurisdictions where income taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions as appropriate. Our income tax expense is based on our income, statutory tax rates and various deductions & credits available to us in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which our operations are conducted and income is earned. The income tax rates and methods of computing taxable income vary substantially between jurisdictions. Our income tax expense is expected to fluctuate from year to year because our operations are conducted in different tax jurisdictions and the amount of pre-tax income fluctuations.

The determination and evaluation of our group income tax provision involves the interpretation of tax laws in the various jurisdictions in which we operate and requires significant judgment and the use of estimates and assumptions regarding significant future events, such as amounts, timing and the character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities based on our assessment of whether our tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authorities widely understood administrative practices and precedence. Changes in tax laws, regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability in any given year.

While our income tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed or from tax audit adjustments. Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. To determine the amount of deferred tax assets and liabilities, as well as valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the amount of deferred taxes. In addition, our uncertain tax positions are estimated and presented within other current liabilities, other liabilities, and as reductions to our deferred tax assets within our Consolidated Balance Sheets. Refer to Note 11 – "Taxation" to our Consolidated Financial Statements included herein for further information.

Responsibility Statement

We confirm, to the best of our knowledge, that the Consolidated Financial Statements for the period ended June 30, 2021, have been prepared in accordance with accounting principles generally accepted in the United States of America, and give a true and fair view of the assets, liabilities, financial position and results of the Group taken as a whole.

We also confirm that, to the best of our knowledge, these financial statements include a true and fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties facing the Group.

Date: August 20, 2021
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

/s/ Birgit Aagaard-Svendsen	Director

/s/ Bjarte Bøe	Director

/s/ Gunnar Winther Eliassen	Director

/s/ Herman R Flinder	Director

/s/ Svein Harald Øygard	Director

Risk Factors
Please see “Item 3D - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020 for a discussion of the risks material to our business.

Seadrill Limited
(Debtor-in-Possession)

Seadrill Limited
(Debtor-in-Possession)
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the six months ended June 30, 2021 and 2020

(In $ millions)	Notes	Six months ended June 30, 2021	Six months ended June 30, 2020
Operating revenues
Contract revenues		335	392
Reimbursable revenues		17	19
Management contract revenues	*	88	178
Other revenues	7*	12	9
Total operating revenues		452	598

Operating expenses
Vessel and rig operating expenses		(316)	(304)
Reimbursable expense		(16)	(17)
Management contract expenses	*	(115)	(208)
Depreciation		(83)	(182)
Selling, general and administrative expenses		(36)	(37)
Total operating expenses		(566)	(748)

Other operating items
Loss on impairment of long-lived assets	9	(152)	(1,230)
Gain on sale of assets		11	—
Other operating income	8*	3	8
Total other operating items		(138)	(1,222)

Operating loss		(252)	(1,372)

Financial and other non-operating items
Interest income	*	12	20
Interest expense		(112)	(200)
Loss on impairment of investments	10	—	(47)
Share in results from associated companies (net of tax)		2	(66)
Gain/(loss) on derivative financial instruments		5	(1)
Foreign exchange gain/(loss)		9	(24)
Impairment of convertible bond from related party	*	—	(29)
Unrealized gain/(loss) on marketable securities		5	(6)
Other financial items	*	(33)	(21)
Reorganization items		(230)	—
Total financial and other non-operating items, net		(342)	(374)

Loss before income taxes		(594)	(1,746)

Income tax expense	11	(11)	(2)

Net loss		(605)	(1,748)

Net loss attributable to the shareholder		(605)	(1,745)
Net loss attributable to the non-controlling interest		—	(2)
Net loss attributable to the redeemable non-controlling interest		—	(1)

Basic loss per share (US dollar)		(6.03)	(17.40)
Diluted loss per share (US dollar)		(6.03)	(17.40)
* Includes transactions with related parties. Refer to Note 28 – Related party transactions.
See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

Seadrill Limited
(Debtor-in-Possession)
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
for the six months ended June 30, 2021 and 2020

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Net loss	(605)	(1,748)
Other comprehensive gain/(loss), net of tax:
Share of other comprehensive profit/(loss) from associated companies	4	(17)
Change in fair value of debt component of Archer convertible bond	1	2
Actuarial loss relating to pension	—	(7)
Other comprehensive gain/(loss)	5	(22)

Total comprehensive loss for the period	(600)	(1,770)

Comprehensive loss attributable to the shareholder	(600)	(1,769)
Comprehensive loss attributable to the non-controlling interest	—	(2)
Comprehensive gain attributable to the redeemable non-controlling interest	—	1

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

Seadrill Limited
(Debtor-in-Possession)
UNAUDITED CONSOLIDATED BALANCE SHEETS
as at June 30, 2021 and December 31, 2020

(In $ millions)	Notes	June 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents		428	526
Restricted cash	13	147	132
Accounts receivable, net	15	122	125
Amounts due from related parties, net	28	50	85
Other current assets	16	200	194
Total current assets		947	1,062
Non-current assets
Investments in associated companies	17	248	248
Drilling units	18	1,927	2,120
Restricted cash	13	69	65
Deferred tax assets	11	8	9
Equipment	19	16	19
Amounts due from related parties, net	28	410	392
Other non-current assets	16	32	46
Total non-current assets		2,710	2,899
Total assets		3,657	3,961
LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	20	546	6,177
Trade accounts payable		57	45
Amounts due to related parties - current	28	—	7
Other current liabilities	21	275	316
Total current liabilities		878	6,545
Liabilities subject to compromise		6,406	—
Non-current liabilities
Long-term debt due to related parties	28	—	426
Deferred tax liabilities	11	8	10
Other non-current liabilities	21	105	120
Total non-current liabilities		113	556
Commitment and contingencies (See note 29)
Equity
Common shares of par value US$0.10 per share: US$0.10 per share: 138,880,000 shares authorized and 100,384,435 issued at June 30, 2021 and December 31, 2020	23	10	10
Additional paid-in capital		3,504	3,504
Accumulated other comprehensive loss	26	(21)	(26)
Retained loss		(7,233)	(6,628)
Total shareholders’ equity		(3,740)	(3,140)
Non-controlling interest	24	—	—
Total deficit		(3,740)	(3,140)
Total liabilities and equity		3,657	3,961

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

Seadrill Limited
(Debtor-in-Possession)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2021 and 2020

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Cash Flows from Operating Activities
Net loss	(605)	(1,748)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	83	182
Gain on sale of assets	(11)	—
Share in results from associated companies (net of tax)	(2)	66
Loss on impairment of investments	—	47
Loss on impairment of convertible bond from related party	—	29
Unrealized (gain)/loss related to derivative financial instruments	(5)	1
Loss on impairment of long-lived assets	152	1,230
Deferred tax benefit	(1)	(2)
Unrealized (gain)/ loss on marketable securities	(5)	6
Payment-in-kind interest	12	7
Non-cash reorganization items	178	—
Amortization of discount on debt	54	17
Unrealized foreign exchange (gain)/loss	(4)	22
Change in allowance for credit losses	60	63
Other cash movements in operating activities
Distributions received from associated company	6	2
Payments for long-term maintenance	(26)	(71)
Repayments made under lease arrangements	(31)	—
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	10	16
Trade accounts payable	15	(16)
Prepaid expenses/accrued revenue	3	1
Deferred revenue	3	(1)
Related party receivables	(17)	(88)
Related party payables	1	(9)
Other assets	(8)	5
Other liabilities	74	(39)
Other, net	—	2
Net cash used in operating activities	(64)	(278)

Cash Flows from Investing Activities
Additions to drilling units and equipment	(13)	(14)
Contingent consideration received	—	16
Proceeds from disposal of drilling unit	7	—
Purchase of call option for non-controlling interest shares	—	(11)
Loans granted to related party	(23)	(8)
Payments received from loans granted to related parties	10	4
Net cash used in investing activities	(19)	(13)

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2021 and 2020

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Cash Flows from Financing Activities
Repayments of secured credit facilities	—	(24)
Net cash used in financing activities	—	(24)

Effect of exchange rate changes on cash	4	(22)
Net decrease in cash and cash equivalents, including restricted cash	(79)	(337)
Cash and cash equivalents, including restricted cash, at beginning of the period	723	1,357
Cash and cash equivalents, including restricted cash, at the end of period	644	1,020

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	—	(167)
Taxes paid	(3)	(7)

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

Seadrill Limited
(Debtor-in-Possession)
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2021 and 2020.

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained loss	Total equity/(deficit) before NCI	NCI	Total equity/(deficit)
Balance at January 1, 2020	10	3,496	(13)	(1,851)	1,642	151	1,793
ASU 2016-13 - Measurement of credit losses on financial instruments	—	—	—	(143)	(143)	—	(143)
Adjusted balance at January 1, 2020	10	3,496	(13)	(1,994)	1,499	151	1,650
Purchase option on non-controlling interest	—	—	—	—	—	(11)	(11)
Share-based compensation charge	—	2	—	—	2	—	2
Net loss	—	—	—	(1,745)	(1,745)	(2)	(1,747)
Other comprehensive loss	—	—	(22)	—	(22)	—	(22)
Fair Value adjustment AOD Redeemable NCI	—	—	—	30	30	—	30
Balance at June 30, 2020	10	3,498	(35)	(3,709)	(236)	138	(98)

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained loss	Total deficit before NCI	NCI	Total deficit
Balance as at January 1, 2021	10	3,504	(26)	(6,628)	(3,140)	—	(3,140)
Net loss	—	—	—	(605)	(605)	—	(605)
Other comprehensive income	—	—	5	—	5	—	5
Balance as at June 30, 2021	10	3,504	(21)	(7,233)	(3,740)	—	(3,740)

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information
Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As at June 30, 2021 we owned 32 offshore drilling units as well as operate 1 rig under lease from Northern Ocean. Our fleet consists of drillships, jack-up rigs and semi-submersible rigs for operations in shallow and deepwater areas, and in benign and harsh environments. We also provide rig management services to SeaMex, Northern Ocean, Sonadrill and Aquadrill (formerly Seadrill Partners).

Except where the context otherwise requires or where otherwise indicated, the terms “Seadrill,” “the Group,” “we,” “us,” “our,” “the Company” and “our Business” refer to either Seadrill Limited, any one or more of its consolidated subsidiaries, or to all such entities.

Seadrill Limited is a publicly-held Bermuda exempted company limited by shares and prior to June 19, 2020 was listed under the Symbol "SDRL" on the New York Stock Exchange ("NYSE") and the Oslo Stock Exchange ("OSE"). On June 19, 2020 it delisted from the NYSE and began trading on the over-the-counter ("OTC") market under the Symbol "SDRLF". In May 2021, Seadrill Limited's shares transitioned to trading on OTC Pink Open Marketplace under the symbol "SDRLF". Seadrill has retained its primary listing on the OSE.

Chapter 11 Proceedings and going concern

Since the mid-2010s, the industry has experienced a sustained decline in oil prices which has culminated in an industry-wide supply and demand imbalance. During this period, market dayrates for drilling rigs have been lower than was anticipated when the debt associated with acquiring our rigs was incurred. This challenging business climate was further destabilized by challenges that have arisen due to the COVID-19 pandemic. The actions taken by governmental authorities around the world to mitigate the spread of COVID-19 have had a significant negative effect on oil consumption. This has led to a further decrease in the demand for our services and has had an adverse impact on our business and financial condition.

Since the end of 2019, we have been working with senior creditors to provide a solution to Seadrill's high cash outflow for debt service. In June, 2020, we announced that we had appointed financial advisors to evaluate comprehensive restructuring alternatives to reduce debt service costs and overall indebtedness.

In September 2020, we ceased making interest payments on our secured credit facilities which constituted an event of default. Furthermore, this triggered cross-defaults on the senior secured notes and leasing agreements in respect of the West Hercules, West Linus and West Taurus with subsidiaries of SFL Corporation Limited. The events of default meant that amounts due on the secured credit facilities and senior notes became callable on demand. As of December 31, 2020, we had $6,177 million in principal amount of these debt obligations. Our available resources would not have been sufficient to repay these obligations were they called.

On February 7, 2021 and February 10, 2021 the Debtors filed voluntary petitions for reorganization under Chapter 11, triggering a stay on enforcement of remedies with respect to our debt obligations. As part of the Chapter 11 Proceedings, the Debtors were granted “first-day” relief which enables us to continue operations without interruption.

Negotiations on the comprehensive restructuring continued with the lenders until July 24, 2021 when Seadrill Limited entered into a Plan Support Agreement (the “PSA”) with certain of the Company’s senior secured lenders holding approximately 57.8% of the Company’s senior secured loans (the “Consenting Lenders”) as well as a backstop commitment letter entered into with certain of the Consenting Lenders. The agreements contemplate a Plan of Reorganization (the “POR”) that will raise $350 million in new financing and reduce the Company’s liabilities by over $5 billion. The POR provides a clear pathway for Seadrill to restructure its balance sheet with the support of the majority of its senior secured lenders. Certain of the Consenting Lenders have also agreed to backstop a first lien exit facility totaling $300 million.

The lenders participating in (and backstopping) the new-money facility will collectively receive 16.75% of new equity in the newly constituted Seadrill, subject to dilution. Under the POR, the senior secured lenders will also exchange $5.6 billion of existing debt for $750 million of second-lien, 'take-back' debt and 83% of the new equity, subject to dilution. Hemen Holding Ltd., currently the Company’s largest shareholder, has also committed to fund a $50 million new-money unsecured bond to be issued under the POR, which is convertible into 5% of the new equity under specified circumstances. Specified trade claims will be paid in full in cash and other general unsecured claims will receive their pro rata share of $250,000 in cash. Existing shareholders will receive 0.25% of the new equity, subject to dilution, if all voting classes of creditors accept the POR, and otherwise will not receive any recovery. Consummation of the POR is subject to a number of customary terms and conditions, including court approval.

As of June 30, 2021, Seadrill had cash and cash equivalents of $644 million (December 31, 2020: $723 million) of which $428 million (December 31, 2020: $526 million) was unrestricted and we have implemented, and will continue to implement, various measures to preserve liquidity. These include an increased focus on operating efficiency, reductions in corporate and overhead expenditures, and deferrals of capital expenditures. Whilst we believe this should provide sufficient liquidity for the 12 month period from the issuance of these financial statements to allow us to complete a comprehensive restructuring, the process is difficult to predict and subject to factors outside of our control. We are subject to numerous risks associated with the bankruptcy proceedings and, whilst we have entered into a

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
PSA with the Consenting Lenders holding approximately 57.8% of our senior secured debt, there can be no assurance that we will obtain sufficient support from our remaining creditors, nor that the Bankruptcy Court will confirm the plan.

These conditions and events raise substantial doubt as to our ability to continue as a going concern for the 12 months after the date our financial statements are issued. Financial information in this report has been prepared on a going concern basis of accounting, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due. Financial information in this report does not reflect the adjustments to the carrying values of assets, liabilities and the reported expenses and balance sheet classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Basis of presentation

The Consolidated Financial Statements are presented in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). The amounts are presented in United States dollar ("U.S. dollar" "$" or "US$") rounded to the nearest million, unless otherwise stated. The accompanying Consolidated Financial Statements present the financial position of Seadrill Limited, its consolidated subsidiaries and our interests in associated entities. Investments in companies in which we control, or directly or indirectly hold more than 50% of the voting control are consolidated in the Consolidated Financial Statements, as well as certain variable interest entities of which we are deemed to be the primary beneficiary (though not directly or indirectly holding more than 50% of the voting control).

The accompanying unaudited interim financial statements, in the opinion of management, include all material adjustments that are considered necessary for a fair statement of the Company’s financial statements in accordance with generally accepted accounting principles in the United States of America. The accompanying unaudited interim financial statements do not include all of the disclosures required in complete annual financial statements. These financial statements should be read in conjunction with our annual financial statements filed with the SEC on Form 20-F for the year ended December 31, 2020 (SEC File No. 333-224459).

Bankruptcy accounting

We have operated as a debtor-in-possession from February 10, 2021. We have prepared our Consolidated Financial Statements under Accounting Standards Codification 852, Reorganizations ("ASC 852"). ASC 852 requires that the financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, gains and losses that were realized or incurred in the bankruptcy proceedings are recorded in “Reorganization items" on our Consolidated Statements of Operations. In addition, ASC 852 requires changes in the accounting and presentation of significant items on the Consolidated Balance Sheets, particularly liabilities. Pre-petition obligations that may have been impacted by the Chapter 11 reorganization process have been classified on the Consolidated Balance Sheets within "Liabilities subject to compromise". For details of the Chapter 11 process, refer to Note 3 - "Chapter 11 Proceedings".

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited Consolidated Financial Statements for the year ended December 31, 2020, except as set out below and in Note 2 - "Recent accounting pronouncements".

Use of Estimates

The preparation of our consolidated financial statements requires us to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity, revenues and expenses and related disclosure of contingent assets and liabilities. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations and financial condition, including sales, expenses and reserves and allowances will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain it or treat COVID-19, as well as the economic impact on local, regional, national and international customers and markets. We have made estimates of the impact of COVID-19 within our financial statements and there may be changes to those estimates in future periods. Actual results may differ from these estimates.

Note 2 – Recent accounting pronouncements

Recently adopted accounting standards

We have not adopted any new accounting standard updates ("ASUs") since the reporting date of our Form 20-F report.

Other ASUs

We additionally adopted the following accounting standard updates in the year which did not have any material impact on our Consolidated Financial Statements and related disclosures:

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

ASU 2019-12 Income Taxes (Topic 740): Simplifying the accounting for income taxes

In December 2019, the FASB issued ASU 2019-12. The amendments in this update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The guidance will be effective from January 1, 2021 on a mainly prospective basis, with early adoption permitted. This amendment had no material impact on our consolidated financial statements or related disclosures.

Recently issued accounting standards

The FASB issued the following ASUs that we have not yet adopted but which could affect our Consolidated Financial Statements and related disclosures in future periods:

ASU 2020-04 & ASU 2021-01 Reference Rate Reform

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848). This update is intended to provide relief to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022. We are in the process of evaluating the impact of this standard update on our Consolidated Financial Statements and related disclosures.

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848). The amendments in this Update are elective and apply to all entities that have derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. The amendments in this update do not apply to contract modifications made after December 31, 2022. We are in the process of evaluating the impact of this standard update on our Consolidated Financial Statements and related disclosures.

ASU 2020-06 Debt with Conversion and Other Options and Hedging - Contracts in Entity's Own Equity

In August 2020, the FASB issued ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40) which simplifies the accounting for convertible instruments, such as exchangeable debt, by limiting the accounting models that result in separately recognizing embedded conversion features from the host contract. The accounting standards update also enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share guidance. Update 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. We are in the process of evaluating the impact this amendment will have on our Consolidated Financial Statements and related disclosures.

Note 3 - Chapter 11 Proceedings

Bankruptcy proceedings under Chapter 11

On February 7, 2021 and February 10, 2021 the Debtors filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code ("Chapter 11 Proceedings") in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court"), triggering a stay on enforcement of remedies with respect to our debt obligations. The filing did not include Seadrill New Finance Limited and its subsidiaries, which hold our investments in Seamex and Seabras Sapura and are also the issuers of the senior secured notes.

On July 24, 2021, we entered into a plan support agreement (the “PSA”) with certain of our senior secured lenders. The agreements contemplate a plan of reorganization that will raise $350 million in new financing and reduce our liabilities by over $4.9 billion. Certain of the Consenting Lenders have also agreed to backstop a first lien exit facility totaling $300 million.

The lenders participating in (and backstopping) the new-money facility will collectively receive 16.75% of new equity in the newly constituted Seadrill, subject to dilution. Under the Plan, the senior secured lenders will also exchange $5.6 billion of existing debt for $750 million of second-lien, 'take-back' debt and 83% of the new equity, subject to dilution.

Hemen Holding Ltd., currently our largest shareholder, has also committed to fund a $50 million new-money unsecured bond to be issued under the Plan, which is convertible into 5% of the new equity under specified circumstances. Specified trade claims will be paid in full in cash and other general unsecured claims will receive their pro rata share of $250,000 in cash. Existing shareholders will receive 0.25% of the new equity, subject to dilution, if all voting classes of creditors accept the Plan, and otherwise will not receive any recovery.

Consummation of the Plan is subject to a number of customary terms and conditions, including court approval.

Accounting Guidance

ASC 852-10, Reorganizations, applies to entities that have filed a petition for relief under Chapter 11 of the Bankruptcy Code. In accordance with ASC 852-10, transactions and events directly associated with the reorganization are required to be distinguished from the ongoing operations of the business. In addition, the guidance requires changes in the accounting and presentation of liabilities, as well as expenses and income directly associated with the Chapter 11 Cases.

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

We may be required to adopt fresh start accounting upon emergence from Chapter 11. Adopting fresh start accounting would result in the allocation of the reorganization value to individual assets based on their estimated fair values. The enterprise value of the equity of the emerging company is based on several assumptions and inputs contemplated in the future projections of the plan of reorganization and are subject to significant uncertainties. We currently cannot estimate the potential financial effect of fresh start accounting on our consolidated financial statements upon the emergence from Chapter 11, although we would expect to recognize material adjustments upon implementation of fresh-start accounting guidance upon emergence.

Liabilities subject to compromise

Liabilities subject to compromise distinguish pre-petition liabilities which may be affected by the Chapter 11 proceedings from those that will not. The liabilities held as subject to compromise are disclosed on a separate line on the consolidated balance sheet.

Liabilities subject to compromise represent our estimate of known or potential pre-petition claims to be resolved in connection with the Chapter 11 proceedings. Such claims remain subject to future adjustments which may result from: (i) negotiations; (ii) actions of the Bankruptcy Court; (iii) disputed claims; (iv) rejection of executory contracts and unexpired leases; (v) the determination as to the value of any collateral securing claims; (vi) proofs of claim; or (vii) other events. Such future adjustments will potentially be material.

Liabilities subject to compromise, as presented on the Consolidated Balance Sheet as at June 30, 2021, include the following:

(In $ millions)	As at June 30, 2021
Senior under-secured external debt	5,662
Accounts payable and other liabilities	75
Accrued interest on external debt	34
Amount due to related party	645
Liabilities subject to compromise in combined filers	6,416
Less: Elimination of positions held with non-filers within the Seadrill Consolidated Group	(10)
Liabilities subject to compromise in consolidated group	6,406

Our external credit facilities are secured by, among other things, liens on our drilling units. As the fair value of our drilling units do not equal or exceed the carrying value of the debt, we hold this as subject to compromise as they are unsecured.

Our credit facility agreements contain cross-default provisions, meaning that if we defaulted and amounts became due and payable under one of our credit agreements, this would trigger a cross-default in our other facilities. Accordingly, the default on our external debt facilities also triggered an event of default under our senior secured notes, resulting in them being classified as current. The senior secured notes are not subject to compromise as subsidiaries of Seadrill New Finance Limited did not file for Chapter 11 and are held as "debt due within one year" on our Consolidated Balance Sheet.

While operating as a Debtor-in-Possession under Chapter 11 of the Bankruptcy Code, the Debtors may sell, otherwise dispose of, liquidate assets or settle liabilities, subject to the approval of the Bankruptcy Court or otherwise as permitted in the ordinary course of business, in amounts other than those reflected in the Consolidated Financial Statements. Moreover, a plan of reorganization could materially change the amounts and classifications of assets and liabilities in the historical Consolidated Financial Statements.

Interest expense

The Debtors have discontinued recording interest on the under-secured debt facilities from the petition date, in line with the guidance of ASC 852-10, Reorganizations. Contractual interest on liabilities subject to compromise not reflected in the Consolidated Statement of Operations was $128 million.

Potential claims

The Debtors have filed with the Bankruptcy Court schedules and statements setting forth, among other things, the assets and liabilities of the Debtors, subject to the assumptions filed in connection therewith. The schedules and statements may be subject to further amendment or modification after filing.

All holders of pre-petition claims except governmental units were required to file proofs of claim by June 14, 2021 (the "Bar Date"). Governmental units holding claims against the Debtors are required to file proof of claim by August 11, 2021. At the Bar Date, 430 claims totaling approximately $8.8 billion had been filed with the Bankruptcy Court against the Debtors. Subsequent to this date, an immaterial number of further claims have been processed.

It is possible that claimants will file amended claims in the future, including claims amended to assign values to claims originally filed with no designated value. Through the claims resolution process, we have identified, and we expect to continue to identify, claims that we believe should be disallowed by the Bankruptcy Court because they are duplicative, have been later amended or superseded, are without

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
merit, are overstated or for other reasons. We will file objections with the Bankruptcy Court as necessary for claims we believe should be disallowed. Claims we believe are allowable are reflected in "Liabilities Subject to Compromise" in the Consolidated Balance Sheets.

Through the claims resolution process, differences in amounts scheduled by the Debtors and claims filed by creditors will be investigated and resolved, including through the filing of objections with the Bankruptcy Court where appropriate. Accordingly, the ultimate number and amount of allowed claims is not presently known, nor can the ultimate recovery with respect to allowed claims be presently ascertained.

Executory Contracts

Under the Bankruptcy Code, the Debtors have the right to assume, amend and assume or reject certain contracts, subject to the approval of the Bankruptcy Court and certain other conditions. Generally, the assumption of a contract requires a debtor to satisfy pre-petition obligations under the contract, which may include payment of pre-petition liabilities in whole or in part. Rejection of a contract is typically treated as a breach occurring as of the moment immediately preceding the Chapter 11 filing. Subject to certain exceptions, this rejection relieves the debtor from performing its future obligations under the contract but entitles the counterparty to assert a prepetition general unsecured claim for damages.

On February 12, 2021, we filed an order of rejection of the lease contract with respect to the West Taurus and consequently the lease has been rejected. During the first-half of 2021, we handed the rig back to SFL. The lease termination led to a remeasurement of the outstanding amounts due to SFL held within liabilities subject to compromise, resulting in a $186 million loss within "Reorganization items" on the Consolidated Statement of Operations.

Reorganization items, net

Incremental costs incurred directly as a result of the bankruptcy filing and any gains or losses on adjustment to the expected allowed claim value under the plan of reorganization are classified as "Reorganization items, net" in the Consolidated Statement of Operations. The following table summarizes the reorganization items recognized in the six months ended June 30, 2021:

(In $ millions)	Six months ended June 30, 2021
Advisory and professional fees after filing	(52)
Remeasurement of terminated lease to allowable claim	(186)
Gain on write-off of related party balances	8
Total reorganization items	(230)

Condensed Combined Debtors Financial Statements

When one or more entities in the consolidated group are in bankruptcy and one or more entities in the consolidated group are not in bankruptcy, the reporting entity is required to disclose the condensed combined financial statements of only the entities in bankruptcy.

The financial statements below represent the Condensed Combined Financial Statements of the entities that filed for bankruptcy (“debtor in possession” or “DIP”). Intercompany transactions between the Debtors have been eliminated in the financial statements herein.

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Debtors' unaudited combined Statement of Operations for the six months ended June 30, 2021

(In $ millions)	Six months ended June 30, 2021
Operating revenues
Contract revenues	335
Reimbursable revenues	17
Management contract revenues	88
Other revenues	12
Total operating revenues	452

Operating expenses
Vessel and rig operating expenses	(316)
Reimbursable expenses	(16)
Management contract expense	(118)
Depreciation	(83)
General and administrative expenses	(36)
Total operating expenses	(569)

Other operating items
Loss on impairment of long-lived assets	(152)
Gain on sale of assets	11
Other operating income	3
Total other operating items	(138)

Operating loss	(255)

Financial and other non-operating items
Interest income	1
Total Interest expenses	(79)
Share in results of joint ventures	1
Foreign currency exchange gain	9
Other financial items	(13)
Reorganization items	(230)
Total financial and other non-operating items, net	(311)
Loss before income taxes	(566)
Income tax expense	(9)
Net loss	(575)

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Debtors' unaudited combined Balance Sheet as at June 30, 2021

(In $ millions)	As at June 30, 2021
ASSETS
Current assets
Cash and cash equivalents	414
Restricted cash	78
Accounts receivable, net	122
Amounts due from related parties, net	81
Other current assets	185
Total current assets	880
Non-current assets
Investment in associated companies and joint ventures	25
Drilling units	1,927
Shares in subsidiaries	409
Restricted cash	69
Deferred tax assets	8
Equipment	16
Amount due from related party, net	3
Other non-current assets	32
Total non-current assets	2,489
Total assets	3,369
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable	(56)
Short-term debt due to related party	(1)
Other current liabilities	(239)
Total current liabilities	(296)
Liabilities subject to compromise	(6,416)
Non-current liabilities
Deferred tax liability	(8)
Other non-current liabilities	(105)
Total non-current liabilities	(113)
Equity
Total equity	3,456
Total liabilities and equity	(3,369)

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Debtors' unaudited Statement of Cash Flows for the six months ended June 30, 2021

(In $ millions)	Six months ended June 30, 2021
Cash Flows from Operating Activities
Net loss	(575)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	83
Gain on sale of assets	(11)
Share in results from joint ventures (net of tax)	(1)
Loss on impairment of long-lived assets	152
Deferred tax benefit	(1)
Non-cash reorganization items	178
Unrealized foreign exchange gain	(4)
Change in allowance for credit losses	54
Other cash movements in operating activities
Payments for long-term maintenance	(26)
Repayments made under lease arrangements	(12)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	3
Trade accounts payable	14
Related party receivables	—
Related party payables	28
Other assets	11
Other liabilities	45
Net cash flows used in operating activities	(62)

Cash Flows from Investing Activities
Additions to drilling units and equipment	(13)
Proceeds from disposal of drilling unit	7
Net cash flows used in investing activities	(6)

Cash Flows from Financing Activities
Net cash used in financing activities	—
Effect of exchange rate changes on cash	4
Net decrease in cash and cash equivalents, including restricted cash	(64)
Cash and cash equivalents, including restricted cash, at beginning of the period	625
Cash and cash equivalents, including restricted cash, at the end of period	561

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 4 – Current expected credit losses
The Current Expected Credit Losses model applies to our external trade receivables, related party receivables and other financial assets carried at amortized cost. Our external customers are international oil companies, national oil companies and large independent oil companies.
The following table summarizes the movement in the allowance for credit losses for the six months ended June 30, 2021 and June 30, 2020:

(In $ millions)	Allowance for credit losses - trade receivables	Allowance for credit losses - other current assets	Allowance for credit losses - related party ST	Allowance for credit losses related party LT	Total Allowance for credit losses
As at January 1, 2020	—	—	15	128	143
Credit loss expense	—	5	54	4	63
As at June 30, 2020	—	5	69	132	206

(In $ millions)	Allowance for credit losses - trade receivables	Allowance for credit losses - other current assets	Allowance for credit losses - related party ST	Allowance for credit losses related party LT	Total Allowance for credit losses
As at January 1, 2021	—	3	169	137	309
Credit loss expense	—	—	48	12	60
Write-off (1)	—	—	(74)	—	(74)
As at June 30, 2021	—	3	143	149	295
(1) In April 2021 we signed a settlement agreement with Aquadrill (formerly Seadrill Partners) which waived all claims on pre-petition positions held, as such $54 million of trading receivables and $20 million of loans has been written-off.

The below table shows the classification of the credit loss expense within the consolidated statement of operations.

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Management contract expenses	48	50
Other financial items	12	13
Total	60	63

Changes in allowances for external and related party trade receivables and reimbursable amounts due are included in operating expenses, while changes in the allowances for related party loan receivables are included in other financial items.

The increase in the allowance for the six months ended June 30, 2021 was caused by the restructuring of Seamex and an updated settlement agreement with Northern Ocean.

Note 5 – Segment information
We use the management approach to identify our operating segments. We identified the Board of Directors as the Group’s chief operating decision maker ("CODM") which regularly reviews internal reports when making decisions about allocation of resources to segments and in assessing their performance. In the second half of 2020, we implemented a new operating unit structure which had an increased focus on asset class. The rationale behind this change was to better benchmark our operational performance against so called ‘pure play’ peers who are product line focused, thereby enhancing transparency, efficiency, cost control and leadership focus by asset class. We updated our reportable segments in line with this change.

We now have the following three reportable segments:

1.Harsh environment: Includes contract revenues, management contract revenue, reimbursable revenue and associated expenses for harsh environment semi-submersible and jack-up rigs.
2.Floaters: Includes contract revenues, management contract revenue, reimbursable revenue and associated expenses for benign environment semi-submersible rigs and drillships.
3.Jack-ups: Includes contract revenues, management contract revenue, reimbursable revenue and associated expenses for benign environment jack-up rigs.

We previously included revenues and expenses relating to management services in the "other" reportable segment. We have now allocated revenues relating to management contracts and associated expenses to the three operating segments based on the type of rig being managed. This is in line with how segment performance is now assessed by the CODM based on both owned and managed rigs results.

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Segment results are evaluated on the basis of operating income and the information presented below is based on information used for internal management reporting. The change in reportable segments has been reflected retrospectively. Corresponding items of segment information for earlier periods have been recast. The remaining incidental revenues and expenses not included in the reportable segments are included in the "other" reportable segment.

The below section splits out total operating revenue, depreciation, amortization of intangibles, operating net loss, drilling units and capital expenditures by segment:

Total operating revenue

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Harsh environment	232	276
Floaters	154	216
Jack-up rigs	60	98
Other	6	8
Total	452	598

Depreciation

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Harsh environment	43	52
Floaters	19	105
Jack-up rigs	21	25
Total	83	182

Loss on impairment of long-lived assets

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Harsh environment	152	160
Floaters	—	1,070
Jack-ups	—	—
Total	152	1,230

Operating loss - Net loss

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Harsh environment	(177)	(147)
Floaters	(27)	(1,184)
Jack-ups	(1)	10
Other	(47)	(51)
Operating loss	(252)	(1,372)
Unallocated items:
Total financial items and other	(342)	(374)
Income taxes	(11)	(2)
Net loss	(605)	(1,748)

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Drilling units - Total assets

(In $ millions)	As at June 30, 2021	As at December 31, 2020
Harsh environment	858	1,032
Floaters	507	528
Jack-ups	562	560
Total drilling units	1,927	2,120

Unallocated items:
Investments in associated companies	248	248
Cash and restricted cash	644	723
Other assets	838	870
Total assets	3,657	3,961

Drilling units - Capital expenditures

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Harsh environment	17	11
Floaters	12	58
Jack-ups	10	7
Other	1	9
Total	40	85

Geographic segment data
Revenues are attributed to geographical segments based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following information presents our revenues and fixed assets by geographic area:
Revenues

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Norway	234	291
Brazil	54	19
Angola	53	98
United States	46	59
Saudi Arabia	42	62
Nigeria	—	5
Others (1)	23	64
Total	452	598
(1)     Other countries represent countries in which we operate that individually had revenues representing less than 10% of total revenues earned for any of the periods presented.

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Fixed assets – drilling units (1)

(In $ millions)	As at June 30, 2021	As at December 31, 2020
Norway	858	1,044
Saudi Arabia	230	234
Brazil	161	79
Qatar	150	151
Malaysia	130	185
United States	87	87
Other (2)	311	340
Total	1,927	2,120
(1)     The countries in this table represent the location of the drilling unit at the end of the reporting period and are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by the assets during the period. In most cases these locations are different to the country in which the Company that owns the drilling unit is registered.
(2)     "Other" represents countries in which we operate that individually had fixed assets representing less than 5% of total fixed assets for any of the periods presented.

Major Customers
We had the following customers with total revenues greater than 10% in any of the periods presented:

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
ConocoPhillips	19%	13%
Lundin	12%	—%
Equinor	13%	19%
Sonagol	10%	9%
Saudi Aramco	9%	10%
Northern Ocean	5%	14%

Note 6 – Revenue from Contracts with Customers
The following table provides information about receivables and contract liabilities from our contracts with customers:

(In $ millions)	As at June 30, 2021	As at December 31, 2020
Accounts receivable, net	122	125
Current contract liabilities (deferred revenue) (1)	(24)	(18)
Non-current contract liabilities (deferred revenue) (2)	(7)	(13)

(1)  Current contract liabilities balances are included in “Other current liabilities” in our Consolidated Balance Sheet.
(2) Non-current contract liabilities balances are included in “Other non-current liabilities” in our Consolidated Balance Sheet.

Significant changes in the contract assets and the contract liabilities balances during the six months ended June 30, 2020 are as follows:

(In $ millions)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract liability at January 1, 2020	—	(29)	(29)
Amortization of revenue that was included in the beginning contract liability balance	—	15	15
Cash received, excluding amounts recognized as revenue	—	(19)	(19)
Net contract liability at June 30, 2020	—	(33)	(33)

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Significant changes in the contract assets and the contract liabilities balances during the six months ended June 30, 2021 are as follows:

(In $ millions)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract liability at January 1, 2021	—	(31)	(31)
Amortization of revenue that was included in the beginning contract liability balance	—	10	10
Cash received, excluding amounts recognized as revenue	—	(10)	(10)
Net contract liability at June 30, 2021	—	(31)	(31)
Deferred revenue - The deferred revenue balance of $24 million reported in "Other current liabilities" at June 30, 2021 is expected to be realized within the next twelve months and $7 million reported in "Other non-current liabilities" is expected to be realized within the following twelve months. The deferred revenue included consists primarily of mobilization and upgrade revenue for both wholly and partially unsatisfied performance obligations as well as expected variable mobilization and upgrade revenue for partially unsatisfied performance obligations, which has been estimated for purposes of allocating across the entire corresponding performance obligations.

Note 7 - Other revenues
Other revenues consist of the following:

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Leasing revenues	12	9
Total other revenues	12	9

Leasing revenues

Revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill.

Note 8 - Other operating items
Other operating items consist of the following:

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Impairment of long-lived assets (i)	(152)	(1,230)
Gain on disposals (ii)	11	—
Other operating income (iii)	3	8
Total other operating items	(138)	(1,222)

i. Impairment of long-lived assets

In the six months ended June 30, 2021, the West Hercules was impaired by $152 million. Refer to Note 9 – "Impairment of long-lived assets" for further details.

In the six months ended June 30, 2020 we determined the global impact of the COVID-19 pandemic and continued down cycle in the offshore drilling industry were indicators of impairment on certain assets. Following assessments of recoverability in March 2020, we recorded total impairment charges of $1,230 million.

ii. Gain on disposals

The West Vigilant was sold to PT Duta Marina for $7 million on June 30, 2021. Further, a gain of $4 million was recognized relating to the disputed West Mira blow out preventer and spares as part of the settlement agreement with Northern Drilling.

As these assets were fully impaired to nil net book value in 2020, the full consideration has been recognized as a gain.

iii. Other operating income

In the six months ended June 30, 2021 Seadrill entered into a collaboration with Marsden Group to implement and improve a solution for the digitalization of data on rigs. Subsequently, Microsoft acquired the Marsden Group and Seadrill was entitled to a portion of the settlement.

In the six months ended June 30, 2020 other operating income consists of the settlement of a claim on our loss of hire insurance policy following an incident on the Sevan Louisiana.

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 9 – Impairment of long-lived assets
We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate.

In 2020, the significant decrease in the price of oil due to the actions of OPEC and its partners combined with the global impact of the COVID-19 pandemic resulted in expected decreases in utilization going forward and downward pressure on dayrates. We concluded that an impairment triggering event had occurred for our drilling unit fleet and, based on the results of further testing, recorded an impairment charge of $1,230 million.

While there have been no further macro-economic indicators of impairment in 2021, with the oil price increasing by c. 50% from December 2020, changes to our forecast assumptions regarding the future of the West Hercules and West Linus have led us to conclude that an impairment triggering event has occurred for these two rigs. We expected that these rigs will be disposed of significantly before the end of their previously estimated useful life. Subsequent to the period end, the terms of the West Hercules lease have been changed to reflect this early disposal.

As at June 30, 2021, the undiscounted future net cash flows to be generated for Seadrill by the West Hercules and West Linus were revised due to anticipated changes in leasing arrangements that may result in the rigs being handed back to SFL before the end of their estimated useful lives. The revised undiscounted future net cash flows for the West Hercules were less than the rig's carrying value meaning that the "step one" or "asset recoverability" test was failed for that rig. Following this assessment, we recorded an impairment charge of $152 million to reduce the rig's book value to its estimated fair value, which we estimated using a discounted cash flow model. There was no impairment charge for the West Linus as it still passed the asset recoverability test.

This resulted in an impairment expense of $152 million and $1,230 million for the six months ended June 30, 2021 and June 30, 2020 respectively, which was classified within "Impairment of long-lived assets" on our Consolidated Statement of Operations

We derived the fair value of the rigs using an income approach based on updated projections of future dayrates, contract probabilities, economic utilization, capital and operating expenditures, applicable tax rates and asset lives. The cash flows were estimated over the remaining useful economic lives of the assets and discounted using an estimated market participant weighted average cost of capital "WACC" of 11.8% in 2021 and 12.8% in 2020. To estimate these fair values, we were required to use various unobservable inputs including assumptions related to the future performance of our rigs as explained above. We based all estimates on information available at the time of performing the impairment test.

Note 10 – Loss on impairment of equity method investments
We have recognized the following impairment of our investments in associated companies in the Consolidated Statements of Operations within "Loss on impairment of investments".

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Seadrill Partners - Direct ownership interests	—	(47)
Total loss on impairment of equity method investments	—	(47)

On December 1, 2020 Seadrill Partners had entered into restructuring proceedings and, as a result, we concluded that we no longer had significant influence over its financial and operating decisions as decisions now need court approval or are determined by the courts. Our investment in Seadrill Partners was therefore derecognized as an investment in associate and marketable security and recognized as an available-for-sale security at the closing carrying value of the equity investment in associate, being nil. Furthermore, on emergence from Chapter 11 in May 2021 Seadrill Partners (now Aquadrill) canceled the existing equity interests of their investors, including Seadrill Limited.

Note 11 – Taxation
Income tax expense for the six months ended June 30, 2021 was $11 million (six months ended June 30, 2020: expense of $2 million).

The income tax expense of $11 million for the six months ended June 30, 2021 was primarily due to ordinary taxes in the US, Qatar and Saudi Arabia, tax on the gain on pre-petition allowable claims in taxable jurisdictions, and a movement in liabilities for previous uncertain tax positions due to additional interest and penalties accrued.

Seadrill Limited is incorporated in Bermuda where a tax exemption has been granted until 2035. Other jurisdictions in which Seadrill's subsidiaries operate are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in other jurisdictions. Thus, we may pay tax within some jurisdictions even though we might have losses in others.

Tax authorities in certain jurisdictions examine our tax returns and some have issued assessments. We are defending our tax positions in those jurisdictions.

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
The Brazilian tax authorities have issued a series of assessments with respect to our returns for certain years up to 2012 for an aggregate amount equivalent to $161 million including interest and penalties. The relevant group companies are robustly contesting these assessments, including filing relevant appeals. An adverse outcome on these proposed assessments could result in a material adverse impact on our Consolidated Balance Sheet, Statement of Operations or Statement of Cash Flow. In 2019, we placed a total of 330 million Brazilian Reais of collateral in order to continue with our appeal against certain years. This amount is held as restricted cash. See Note 13 - "Restricted cash".

The Nigerian tax authorities have issued a series of claims and assessments both directly and lodged through the Chapter 11 process with respect to returns for subsidiaries for certain years up to 2016 for an aggregate amount equivalent to $171 million. The relevant group companies are robustly contesting these assessments including filing relevant appeals in Nigeria and it is also intended that one or more formal objections against these claims for distribution purposes may be filed in the US court. An adverse outcome on these proposed assessments could result in a material adverse impact on our Consolidated Balance Sheet, Statement of Operations or Statement of Cash Flow.

Note 12 – Loss per share
The computation of basic loss per share (“LPS”) is based on the weighted average number of shares outstanding during the period. Diluted LPS includes the effect of the assumed conversion of potentially dilutive instruments. However, as the current and comparative periods are all loss making, the effect of dilution is nil.

The components of the numerator for the calculation of basic and diluted LPS were as follows:

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Net loss attributable to shareholder	(605)	(1,745)
Effect of dilution	—	—
Diluted net loss available to shareholders	(605)	(1,745)

The components of the denominator for the calculation of basic and diluted LPS were as follows:

(In millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Basic loss per share:
Weighted average number of common shares outstanding	100	100
Diluted loss per share:
Effect of dilution	—	—
Weighted average number of common shares outstanding adjusted for the effects of dilution	100	100

The basic and diluted loss per share were as follows:

(In $)	Six months ended June 30, 2021	Six months ended June 30, 2020
Basic loss per share	(6.03)	(17.40)
Diluted loss per share	(6.03)	(17.40)

Note 13 – Restricted cash
Restricted cash as at June 30, 2021 and December 31, 2020 was as follows:

(In $ millions)	As at June 30, 2021	As at December 31, 2020
Demand deposit pledged as collateral for tax related guarantee (1)	69	65
Accounts pledged as collateral for Senior Secured Notes	46	30
Accounts pledged as collateral for performance bonds and similar guarantees	31	48
Amounts pledged as collateral for leases (2)	22	22
Proceeds from rig disposals (3)	12	—
Other	36	32
Total restricted cash	216	197

(1) We placed a total of 330 million Brazilian Reais of collateral with BTG Pactual under a letter of credit agreement. This relates to long-running tax disputes which are currently being litigated through the Brazilian courts. This is held as non-current within the Consolidated Balance Sheet.

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(2) Certain accounts are pledged to the SFL SPVs for lease arrangements for the West Taurus, West Linus and West Hercules. Following an event of default in the fourth quarter of 2020, a restriction was placed on these accounts. As such these accounts were reclassified as restricted.
(3) Sales proceeds on disposal of the West Vigilant of $7 million and deposits received for pending disposal of the West Freedom, West Eminence, West Alpha, West Navigator, West Venture and West Pegasus, totaling $5 million, are classified as restricted as they must be paid (net of any permissible sales costs) to the lenders upon emergence from Chapter 11.

Restricted cash is presented in our Consolidated Balance Sheets as follows:

(In $ millions)	As at June 30, 2021	As at December 31, 2020
Current restricted cash	147	132
Non-current restricted cash	69	65
Total restricted cash	216	197

Note 14 – Marketable securities
We hold investments in certain marketable securities which we record at fair value through profit and loss. We use quoted market prices to determine the fair value of our marketable securities and categorize them as level 1 on the fair value hierarchy.

The below table shows the carrying value of our investments in marketable securities for periods presented in this report.

(In $ millions)	As at June 30, 2021	As at December 31, 2020
Archer	13	8
Total marketable securities	13	8

The below table shows the gain and losses recognized through net loss for the periods presented in this report.

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Seadrill Partners - Common units - unrealized loss on marketable securities	—	(2)
Archer - unrealized gain / (loss) on marketable securities	5	(4)
Total unrealized gain / (loss) on marketable securities	5	(6)

For information on our previous investment in Seadrill Partners, refer to Note 10 - "Loss on impairment of equity method investments". There was no gain or loss on the cancellation of Seadrill Partners ownership interests as these investments have a nil book value.

Note 15 – Accounts receivable
Accounts receivable are held at their nominal amount less an allowance for expected credit losses.
The adoption of ASC 326 on January 1, 2020 did not have a material impact on our third-party accounts receivable balances either on transition or at the year end. In calculating the expected credit losses we assumed that the accounts receivable are performing, mature within three months, and have a Baa3 credit rating. Refer to Note 4 - "Current expected credit losses" for further information.

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 16 - Other Assets
As at June 30, 2021 and December 31, 2020, other assets included the following:

(In $ millions)	As at June 30, 2021	As at December 31, 2020
Prepaid Expenses (1)	67	67
Right of use asset (2)	39	57
Taxes receivable	34	32
Reimbursable amounts due from customers (3)	18	11
Deferred contract costs	15	14
Marketable Securities (4)	13	8
Favorable drilling and management services contracts	10	10
Insurance receivable	6	4
Other assets (5)	30	37
Total other assets	232	240
(1)Includes retainers paid, but not yet utilized, for legal and advisory fees relating to the Chapter 11 process.
(2)Refer to Note 22 - "Leases" for further information.
(3)Includes related party balances, net of expected credit loss allowance from Northern Ocean. For further information refer to Note 28 – "Related party transactions".
(4)Refer to Note 14 - "Marketable securities" for further information.
(5)Includes $15 million D&O insurance relating to tail back claims in the Chapter 11 process.
Other assets were presented in our Consolidated Balance Sheet as follows:

(In $ millions)	As at June 30, 2021	As at December 31, 2020
Other current assets	200	194
Other non-current assets	32	46
Total other assets	232	240

Note 17 – Investment in associated companies
As at June 30, 2021 and December 31, 2020, the carrying values of our investments in associated companies were as follows.

(In $ millions)	As at June 30, 2021	As at December 31, 2020
Seabras Sapura	108	103
Shareholder loans provided to Seabras Sapura	115	121
Sonadrill	23	22
Gulfdrill	2	2
Total investment in associated companies	248	248

Note 18 – Drilling units
The following table summarizes the movement for the six months ended June 30, 2020:

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2020	7,048	(647)	6,401
Additions	85	—	85
Depreciation	—	(179)	(179)
Impairment	(1,230)	—	(1,230)
As at June 30, 2020	5,903	(826)	5,077

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the movement for the six months ended June 30, 2021:

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2021	3,108	(988)	2,120
Additions	39	—	39
Depreciation	—	(80)	(80)
Impairment	(152)	—	(152)
As at June 30, 2021	2,995	(1,068)	1,927

In March 2020 we recorded a $1,230 million impairment in our fleet, while in June 2021 we recorded a $152 million impairment. Refer to Note 9 – "Impairment of long-lived assets" for further information.

Note 19 – Equipment

Equipment consists of office equipment, software, furniture and fittings.

The following table summarizes the movement for the six months ended June 30, 2020:

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2020	38	(15)	23
Depreciation	—	(3)	(3)
As at June 30, 2020	38	(18)	20

The following table summarizes the movement for the six months ended June 30, 2021:

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2021	39	(20)	19
Depreciation	—	(3)	(3)
As at June 30, 2021	39	(23)	16

Note 20 – Debt
As at June 30, 2021 and December 31, 2020, we had the following liabilities for third party debt agreements:

(In $ millions)	As at June 30, 2021	As at December 31, 2020
Secured credit facilities	5,662	5,662
Senior Secured Notes	546	515
Total debt principal	6,208	6,177
Less: Debt balance held as subject to compromise	(5,662)	—
Debt balance not subject to compromise	546	6,177

Key changes to borrowing facilities

Chapter 11 filing
Certain subsidiaries filed for Chapter 11 bankruptcy protection on February 7, 2021 and February 10, 2021. As a result, the outstanding balance of the senior credit facilities were classified within liabilities subject to compromise ("LSTC") in our Consolidated Balance Sheet at June 30, 2021. For further information on our bankruptcy proceedings refer to Note 3 - "Chapter 11 Proceedings".

As Seadrill New Finance Limited and it's subsidiaries (the "NSNCo group") have not filed for Chapter 11 bankruptcy protection, the senior secured notes issued by the NSNCo group have not been reclassified to LSTC. As these notes are in default, due to non-payment of interest (see below), they have been classified as a current liability.

Non-payment of interest on senior secured notes
On January 15, 2021, additional notes were issued for $21 million of accrued payment-in-kind interest however, $10 million cash interest was not paid.

Debt maturities
The outstanding debt not subject to compromise, the senior secured notes with carrying value of $546 million, are in default and are therefore due.

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 21 - Other Liabilities
As at June 30, 2021 and December 31, 2020, other liabilities included the following:

(In $ millions)	As at June 30, 2021	As at December 31, 2020
Uncertain tax provisions	84	79
Lease liabilities	71	68
Accrued expenses	69	110
Employee withheld taxes, social security and vacation payments	43	47
Contract liabilities	31	31
Accrued interest expense	30	38
Taxes payable	36	29
Unfavorable drilling contracts	7	7
Other liabilities	9	27
Total Other Liabilities	380	436

Other liabilities are presented in our Consolidated Balance Sheet as follows:

(In $ millions)	As at June 30, 2021	As at December 31, 2020
Other current liabilities	275	316
Other non-current liabilities	105	120
Total Other Liabilities	380	436

Note 22 - Leases
We have operating leases relating to our premises, the most significant being our offices in London, Liverpool, Oslo, Stavanger, Singapore, Houston, Rio de Janeiro and Dubai. In accordance with Topic 842, we record a lease liability and associated right-of-use asset for our portfolio of operating leases.

We continue to lease three of our benign environment jack-up rigs, West Castor, West Telesto and West Tucana, to our joint venture, Gulfdrill, for a contract with GDI in Qatar.

In March, 2020, Seadrill was awarded a contract to provide drilling services for 10 firm wells and 4 optional wells. To fulfill this contract Seadrill entered a charter agreement to lease the West Bollsta rig from Northern Ocean. The rig was mobilized and commenced operations in early October, 2020 after being available at the drill location in September, 2020. This operating lease arrangement resulted in the recognition of a lease liability and offsetting right of use asset.

For operating leases where we are the lessee, our future undiscounted cash flows as at June 30, 2021 are as follows:

(In $ millions)	Future cash flows
July 1 - December 31, 2021	22
Year ended December 31, 2022	51
Year ended December 31, 2023	2
Year ended December 31, 2024	1
Year ended December 31, 2025 and thereafter	—
Total	76

The following table gives a reconciliation between the undiscounted cash flows and the related operating lease liability recognized in our Consolidated Balance Sheets as at June 30, 2021 and December 31, 2020:

(In $ millions)	As at June 30, 2021	As at December 31, 2020
Total undiscounted cash flows	76	79
Less: short term leases	—	—
Less: discount	(5)	(11)
Operating lease liability	71	68
Of which:
Current	67	51
Non-current	4	17

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table gives supplementary information regarding our lease accounting for the six months ended June 30, 2021 and six months ended June 30, 2020:

(In $ million)	Six months ended June 30, 2021	Six months ended June 30, 2020
Operating Lease Cost:
Operating lease cost	5	4
Short-term lease cost	—	—
Total Lease cost	5	4

Other information:
Cash paid for amounts included in the measurement of lease liabilities - Operating Cash flows	5	4
Right-of-use assets obtained in exchange for operating lease liabilities during the period	—	—
Weighted-average remaining lease term in months	12	28
Weighted-average discount rate	29%	13%

In November 2019, March 2020 and November 2020 we respectively leased the West Castor,West Telesto and West Tucana to Gulfdrill. The estimated future undiscounted cash flows on these leases as at June 30, 2021 are as follows:

(In $ millions)	Future cash flows
July 1 - December 31, 2021	14
Year ended December 31, 2022	28
Year ended December 31, 2023	28
Year ended December 31, 2024	21
2024 and thereafter	20
Total	111

Note 23 – Common shares
Share capital as at December 31, 2020 and June 30, 2021 was as follows:

	Issued and fully paid share capital $0.10 par value each
	Shares	$ millions
As at December 31, 2020	100,384,435	10
As at June 30, 2021	100,384,435	10

Note 24 – Non-controlling interest

Changes in redeemable non-controlling interest for the periods presented in this report were as follows:

(In $ millions)	SFL VIEs	Seadrill Nigeria Operations Limited	Total
As at January 1, 2020	140	11	151
Net loss attributable to non-controlling interest	(2)	—	(2)
Share buyback of Heirs Holding shares in Seadrill Nigeria Operations	—	(11)	(11)
As at June 30, 2020	138	—	138

(In $ millions)	SFL VIEs	Seadrill Nigeria Operations Limited	Total
As at January 1, 2021	—	—	—
As at June 30, 2021	—	—	—

SFL VIEs

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
In September 2020, we triggered an event of default that meant we were no longer the primary beneficiary of the SFL VIEs, resulting in their deconsolidation on December 15, 2020. This reduced the non-controlling interest balance for SFL to nil as at December 31, 2020.

Seadrill Nigeria Operations Limited

In February 2020, we paid $11 million to HH Global Alliance Investments Limited ("Heirs Holding") for an option to buy the non-controlling interest in one of our subsidiaries, Seadrill Nigeria Operations Limited, at any point in the future for a $1 purchase price. Seadrill Nigeria Operations Limited holds a 10% interest in our drillship West Jupiter. This reduced the non-controlling interest balance to nil as at June 30, 2020.

Note 25 – Redeemable non-controlling interest

Changes in redeemable non-controlling interest for the periods presented in this report were as follows:

(In $ millions)	Asia Offshore Drilling Ltd
As at January 1, 2020	57
Fair value adjustment	(30)
Net loss attributable to redeemable non-controlling interest in the period	(1)
As at June 30, 2020	26

(In $ millions)	Asia Offshore Drilling Ltd
As at January 1, 2021	—
As at June 30, 2021	—

On September 11, 2020, Mermaid, a 33.76% investor in AOD, which owns the benign environment jack-up rigs AOD 1, AOD 2 and AOD 3, served notice on Seadrill that it was exercising the put option that gave them the right to sell their non-controlling interest shares to Seadrill.

The exercise of the put option resulted in the increase of the ownership interest in AOD to 100% and de-recognition of the redeemable non-controlling interest from the Consolidated Balance Sheet. The fair value of the non-controlling interest of AOD was agreed at $31 million which was settled in cash by Seadrill.

Note 26 – Accumulated other comprehensive (loss)/income

Accumulated other comprehensive (loss)/income for the six months ended June 30, 2021 and June 30, 2020 were as follows:

(In $ millions)	Actuarial loss relating to pension	Share in unrealized loss from associated companies	Change in debt component on Archer bond	Total
As at January 1, 2021	(2)	(28)	4	(26)
Other comprehensive income	—	4	1	5
As at June 30, 2021	(2)	(24)	5	(21)

(In $ millions)	Actuarial loss relating to pension	Share in unrealized loss from associated companies	Change in debt component on Archer bond	Total
As at January 1, 2020	—	(13)	—	(13)
Other comprehensive (loss)/income	(7)	(17)	2	(22)
As at June 30, 2020	(7)	(30)	2	(35)

Income taxes associated with each component of other comprehensive income were nil for the six months ended June 30, 2021 (June 30, 2020: $2 million).

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 27 – Risk management and financial instruments
We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. This may include the use of derivative instruments.

Credit risk
We have financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments. These assets expose us to credit risk arising from possible default by the counterparty. Most of our counterparties are creditworthy financial institutions or large oil and gas companies. We do not expect any significant loss to result from non-performance by such counterparties. However, we are exposed to a higher level of credit risk on certain related party receivable balances. Please refer to Note 4 - "Current expected credit losses" for details of allowances established for credit losses.

We do not demand collateral in the normal course of business. The credit exposure of derivative financial instruments is represented by the fair value of contracts with a positive fair value at the end of each period, adjusted for our non-performance credit risk assumption.

Concentration of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, Nordea Bank Abp (Filial i Norge), Danske Bank A/S, BTG Pactual and DNB Bank ASA. We consider these risks to be remote. We also have a concentration of risk with respect to customers. For details on the customers with greater than 10% of total revenues, refer to Note 5 - "Segment information".

Foreign exchange risk
As is customary in the oil and gas industry, most of our revenues and expenses are denominated in U.S. dollars, which is the functional currency of most of our subsidiaries and equity method investees. However, a portion of the revenues and expenses of certain of our subsidiaries and equity method investees are denominated in other currencies. We are therefore exposed to foreign exchange gains and losses that may arise on the revaluation or settlement of monetary balances denominated in foreign currencies.

Our foreign exchange exposure primarily relates to foreign denominated cash and working capital balances. Historically, these exposures have not caused a significant amount of fluctuation in net income or cash flows and therefore we have not hedged them.

Interest rate risk
Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage this risk through the use of derivative arrangements.

On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate our exposure to future increases in LIBOR on our Senior Credit Facility debt. The interest rate cap is not designated as a hedge and we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.87% and covers the period from June 15, 2018 to June 15, 2023.

Due to the LIBOR rate being below the capped rate as at June 30, 2021, the instrument has minimal value and is considered ineffective.

We have set out our exposure to interest rate risk at June 30, 2021 in the table below(1):

(In $ millions)	As at June 30, 2021	Impact of 1% increase in rates
Cash and Restricted Cash	644	6
(1) Debt instruments have been excluded above as:
- We have not paid any interest on the $5,662 million of senior credit facilities since filing for Chapter 11;
- The $546 million of senior secured notes are a fixed rate debt instrument.

Gains and losses on derivatives reported in Consolidated Statement of Operations
Gains and losses on derivatives reported in our Consolidated Statement of Operations included the following:

Gain/(loss) recognized in the Consolidated Statement of Operations relating to derivative financial instruments	Six months ended June 30, 2021	Six months ended June 30, 2020
Interest rate cap agreement	—	(2)
Embedded conversion option on Archer convertible debt instrument	5	3
Gain on derivative financial instruments	5	1

Interest rate cap - This represents changes in fair value on our interest rate cap agreement referred above.

Embedded conversion option on Archer convertible debt instrument - This represents gains on the conversion option included within a $45 million convertible bond issued to us by Archer. Please see Note 28 – "Related party transactions" for further details.

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Derivative financial instruments included in our Consolidated Balance Sheet
Derivative financial instruments included in our Consolidated Balance Sheet, within "Other Assets" included the following:

(In $ millions)	Maturity date	Applicable rate	Outstanding principal - June 30, 2021	As at June 30, 2021	As at December 31, 2020
Interest rate cap	June 2023	2.87% LIBOR cap	3,500	—	—

Fair values of financial instruments

Fair value of financial instruments measured at amortized cost
The carrying value and estimated fair value of our financial instruments that are measured at amortized cost at June 30, 2021 and December 31, 2020 are as follows:

	As at June 30, 2021		As at December 31, 2020
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Related party loans receivable (1) (Level 2)	391	391	379	379

Liabilities
Secured credit facilities (Level 3)	1,213	5,662	1,193	5,662
Senior Secured Notes (Level 1)	306	546	213	515
Related party loans payable (Level 3)	370	635	424	426

(1)         Excludes Archer convertible debt receivable, which is measured at fair value on a recurring basis.  Related party loans receivable is $198 million, comprised of principal due of $540 million offset by allowance for expected credit losses recognized of $342 million. For further information on the impact of the expected credit losses to our financial assets please refer to Note 4 - "Current expected credit losses".

Level 1
The fair value of the senior secured notes were derived using market traded value. We have categorized this at level 1 on the fair value measurement hierarchy. Refer to Note 20 – "Debt" for further information.

Level 2
The fair value of our related party loans receivable from SeaMex and Seabras Sapura is estimated to be equal to the carrying value after adjusting for expected credit losses on the loans. The debt is not freely tradable and cannot be recalled by us at prices other than specified in the loan note agreements. The loans were entered into at market rates. The loans are categorized as level 2 on the fair value hierarchy.
Other trading balances with related parties are not shown in the table above and are covered in Note 28 - "Related party transactions". The fair value of other trading balances with related parties are also assumed to be equal to their carrying value after adjusting for expected credit losses on the receivables.

Level 3
The fair values of the secured credit facilities as at June 30, 2021 and December 31, 2020 are determined by reference to the fair value of the collateral of each facility, the rigs, as this is the expected amount recoverable on enforcement of an event of default as well as the sales price of rigs that are contractually estimated to be sold in the second half of 2021. The same methodology has been applied to calculate the fair value of the related party loans as at June 30, 2021. The fair values were derived using a discounted cash flow model of future free cash flows from each rig, using a weighted average cost of capital of 11.8%. We have categorized this at level 3 of the fair value hierarchy. Refer to Note 20 - "Debt" for further information.

The fair values of the related party loans payable as at December 31, 2020 were derived using a discounted cash flow model of future free cash flows based on the contractual cash flows under the bareboat charter agreement together with the LIBOR linked interest payments, as well as assumed cash outflows under the mandatory repurchase obligation at the end of the lease term. These cash flows were discounted using the Senior Secured Note yield of 37%. We have categorized this at level 3 on the fair value hierarchy. Refer to Note 28 - "Related party transactions" for further information.

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Financial instruments measured at fair value on a recurring basis
The carrying value and estimated fair value of our financial instruments that are measured at fair value on a recurring basis at June 30, 2021 and December 31, 2020 are as follows:

	As at June 30, 2021		As at December 31, 2020
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents (Level 1)	428	428	526	526
Restricted cash (Level 1)	216	216	197	197
Marketable securities (Level 1)	13	13	8	8
Related party loans receivable - Archer convertible debt (Level 3)	19	19	13	13

Level 1
The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, was a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy. Quoted market prices were used to estimate the fair value of marketable securities, which were valued at fair value on a recurring basis.

Level 3
The Archer convertible debt instrument is bifurcated into two elements. The fair value of the embedded derivative option was calculated using a modified version of the Black-Scholes formula for a currency translated option. Assumptions include Archer's share price in NOK, NOK/USD FX volatility and dividend yield. The fair value of the debt component was derived using the discounted cash flow model including assumptions relating to cost of debt and credit risk associated to the instrument.

Note 28 – Related party transactions
Our main related parties include (i) affiliated companies over which we hold significant influence, (ii) affiliated companies and (iii) companies who are either controlled by or whose operating policies may be significantly influenced by our major shareholder, Hemen.

Companies over which we hold significant influence include SeaMex, Seabras Sapura, Sonadrill and Gulfdrill. Aquadrill (formerly Seadrill Partners) was an affiliated company until it emerged from Chapter 11 in May 2021. Companies that are controlled by, or whose operating policies may be significantly influenced by, Hemen include SFL, Archer, Frontline, Seatankers, Northern Drilling and Northern Ocean. In the following sections we provide an analysis of transactions with related parties and balances outstanding with related parties.

Related party revenue

The below table provides an analysis of related party revenues for periods presented in this report.

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Management fees revenues (a)	55	76
Reimbursable revenues (b)	29	100
Related party inventory sales	—	1
Total related party operating revenues	84	177

(a) We provide management and administrative services to Aquadrill, SeaMex and Sonadrill and operational and technical support services to Aquadrill, SeaMex, Sonadrill and Northern Ocean. We charge our affiliates for support services provided either on a cost-plus mark-up or dayrate basis.

(b) We recognized reimbursable revenues from Northern Ocean for work to perform the first mobilization of the Northern Ocean rigs, West Mira and West Bollsta. As at June 30, 2021, our Consolidated Balance Sheet included $157 million of receivables from Northern Ocean (December 31, 2020: $142 million), before deducting allowances for credit losses. This included $152 million of billed and unbilled trade receivables (December 31, 2020: $137 million), which have been classified within the line item "amount due from related parties", and $5 million of costs incurred not yet billable to Northern Ocean (December 31, 2020: $5 million), which have been classified within "Other Assets".

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Related party operating expenses

The below table provides an analysis of related party operating expenses for periods presented in this report.

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Other related party operating expenses (c)	2	—
West Bollsta lease (d)	21	—
Total related party operating expenses	23	—

(c) We received services from certain other related parties. These included management and administrative services from Frontline, warehouse rental from Seabras Sapura and other services from Archer and Seatankers.

(d) Seadrill entered a charter agreement to lease the West Bollsta rig from Northern Ocean in 2020. Refer to Note 22 – "Leases" for details.

Related party financial items

The below table provides an analysis of related party financial income for periods presented in this report.

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Interest income (e)	10	12
Total related party financial items	10	12

(e) We earn interest income on our related party loans to SeaMex and Seabras Sapura (see below).

Related party receivable balances

The below table provides an analysis of related party receivable balances for periods presented in this report.

(In $ millions)	As at June 30, 2021	As at December 31, 2020
Related party loans and interest (f)	540	516
Deferred consideration arrangements (g)	—	3
Convertible bond (h)	19	13
Trading balances (i)	193	251
Allowance for expected credit losses (j)	(292)	(306)
Total related party receivables	460	477
Of which:
Amounts due from related parties - current	50	85
Amounts due from related parties - non-current	410	392

(f) We have loan receivables outstanding from SeaMex and Seabras Sapura. We have summarized the amounts outstanding in the table below:

(In $ millions)	As at June 30, 2021	As at December 31, 2020
SeaMex seller's credit and loans receivable	485	452
Seabras loans receivable	55	64
Total related party loans and interest	540	516

SeaMex loans include:
(1) $250 million "sellers credit" provided to SeaMex in March 2015 which matured in December 2019 but is subordinated to SeaMex's external debt facility, which matures in March 2022. As such, we have classified this balance as non-current on our Consolidated Balance Sheets.
(2) $45 million working capital loan advanced to SeaMex in November 2016.
(3) $158 million accrued interest on above loans and other funding. The sellers credit and working capital loan both earn interest at 6.5% and are subordinated to SeaMex's external debt facility.
(4) $23 million loan issued to SeaMex in March 2021 and April 2021. The loan incurs interest at base rate of the Federal Reserve System.
(5) $9 million Sponsor Minimum Liquidity Shortfall. The loan earns interest at 6.5% plus 3-month US LIBOR.

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Seabras loans include a series of loan facilities that we extended to Seabras Sapura between May 2014 and December 2016. The $55 million balance shown in the table above includes (i) $41 million of loan principal and (ii) $14 million of accrued interest. The loans are repayable on demand, subject to restrictions on Seabras Sapura's external debt facilities. We earn interest of between 3.4% - LIBOR plus 3.99% on the loans, depending on the facility.

In addition to the Seabras loans above, we have made certain other shareholder loans to Seabras Sapura, which we classify as part of our equity method investment in Seabras Sapura. See Note 17 – "Investment in associated companies" for further details.

Seabras Sapura repaid $16 million of its outstanding loan balances in April 2021, $10 million relating to its loan facility and $6 million relating to its shareholder loans.

(g) Deferred consideration arrangements included receivables due to us from Aquadrill from the sale of the West Vela and the West Polaris to Aquadrill in November 2014 and June 2015, respectively. We have summarized amounts due for each period in the table below:

(In $ millions)	As at June 30, 2021	As at December 31, 2020
West Vela - Mobilization receivable	—	2
West Vela - Share of dayrate	—	1
Total deferred consideration receivable	—	3

On adoption of fresh start accounting, we recorded receivables for West Vela share of dayrate and West Polaris earnout. These amounts were previously accounted for as gain contingencies recognized only when realized. The receivables were recognized at fair value of $29 million and $1 million respectively and the gain was recognized in reorganization items. The West Polaris was settled in 2019.

As part of the settlement agreement with Aquadrill, which waived all claims on pre-petition positions held, the deferred consideration due from Aquadrill was written-off as at June 30, 2021.

(h) On April 26, 2017, we converted $146 million, including accrued interest and fees, in subordinated loans provided to Archer into a $45 million convertible loan. The loan incurred interest at 5.5% and was to mature in December 2021, with a conversion right into equity of Archer Limited in 2021. At inception, the fair value of the convertible bond was $56 million whereas the previous loan had a carrying value of $37 million. We therefore recognized a gain on debt extinguishment of $19 million in 2017.

The loan receivable is a convertible debt instrument comprised of a debt instrument and a conversion option, classed as an embedded derivative. Both elements are measured at fair value at each reporting date.

On March 13, 2020, Archer announced completion of a refinancing, which included agreed renegotiated terms on the convertible loan. The updated terms amended the loan balance to $13 million that bears interest of 5.5%, matures in April 2024 and an equity conversion option. The renegotiated terms resulted in a $29 million impairment being recognized following a reduction in loan balance and an increase to the discount rate. The fair value of the convertible debt instrument as at June 30, 2021 was $19 million of which the split between debt and embedded derivative option was $11 million and $8 million respectively.

(i) Trading balances primarily comprise receivables from SeaMex, Northern Ocean and Sonadrill for related party management fees, crewing fees and payroll recharges. Per our contractual terms these balances are either settled monthly or quarterly in arrears, or in certain cases, in advance. After its emergence from Chapter 11 in May 2021, Aquadrill is no longer considered a related party and any amounts due from them have been reclassified to "Accounts receivable, net" in our Consolidated Balance Sheets. As set out below, we have established credit loss allowances for balances that have not been settled in line with these payment terms and are overdue.

(j) Allowances recognized for expected credit losses on our related party loan and trade receivables following adoption of accounting standard update 2016-13 - Measurement of Credit Losses on Financial Instruments. Refer to Note 4 – "Current expected credit losses" for further information.

Related party payable balances

Related party liabilities are presented in our Consolidated Balance Sheets as follows:

(In $ millions)	As at June 30, 2021	As at December 31, 2020
Liabilities from Seadrill to SFL SPVs (k)	635	426
Trading balances (l)	—	7
Total related party liabilities	635	433
Of which:
Amounts due to related parties - current	—	7
Long-term debt due to related parties	—	426
Liabilities subject to compromise	635	—

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

On filing for Chapter 11, our pre-petition related party payables are held within "liabilities subject to compromise" in our Consolidated Balance Sheets at June 30, 2021. For further information on our bankruptcy proceedings refer to Note 3 – "Chapter 11 Proceedings" of our Consolidated Financial Statements included herein.

(k) Following the deconsolidation of the SFL SPVs in 2020, we recognized the liability between Seadrill and the SPVs that was previously eliminated on consolidation. The increase in the liability is due to the remeasurement loss recognized for the lease of the West Taurus of $186 million to claim value as the lease was terminated, unwinding of the discount of debt of $54 million offset by payments made of $31 million for the six months ended June 30, 2021.

The following table gives a summary of the sale and leaseback arrangements and repurchase options with SFL, as at June 30, 2021:

(In $ millions)	West Taurus	West Hercules	West Linus	Total
Maturity date	Dec 2024	Dec 2024	May 2029
Remaining lease payments	—	167	373	540
Purchase obligation	—	138	86	224
Total commitment	—	305	459	764

Fair value on initial recognition	146	136	142	424
Book value	345	143	147	635

The purchase price paid by the SFL SPVs was $850 million (West Taurus - Nov 2008), $850 million (West Hercules - Oct 2008) and $600 million (West Linus - June 2013).

The bareboat charter rates are set on the basis of a Base LIBOR Interest Rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for each contract. A summary of the average bareboat charter rates per day for the remaining two units is given below for the respective years.

(In $ thousands)	2021	2022	2023	2024	2025 and thereafter
West Hercules	96	96	183	176	—
West Linus	99	92	189	153	122

(l) Trading balances in 2020 primarily included related party payables due to SeaMex and Aquadrill. As part of the settlement agreement with Aquadrill which waived all claims on pre-petition positions held, $8 million due to Aquadrill was written-off as a gain to "Reorganization items" in our Consolidated Statement of Operations for the six months ended June 30, 2021.

Other related party transactions

Seabras Sapura guarantees - In November 2012, a subsidiary of Seabras Sapura Participações S.A. entered into a $179 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Esmeralda pipe-laying support vessel, with a maturity in 2032. During 2013, an additional facility of $36 million was entered into, but this facility matured in March 2020.

As a condition to the lenders making the loan available, a subsidiary of Seadrill has provided a sponsor guarantee, on a joint and several basis with the joint venture partner, Sapura Energy, in respect of the obligations of the borrower. The total amount guaranteed by the joint venture partners as at June 30, 2021 was $130 million (December 31, 2020: $132 million).

Performance guarantees - In addition, we have made certain guarantees over the performance of SeaMex, Northern Ocean and Sonadrill on behalf of customers.

We have not recognized a liability for any of the above guarantees as we did not consider it to be probable that the guarantees would be called.

Note 29 – Commitments and contingencies

Legal Proceedings

From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities. We believe that the resolution of such claims will not have a material impact, individually or in the aggregate, on our operations or financial results. Our best estimate of the outcome of the various disputes has been reflected in our Consolidated Financial Statements as at June 30, 2021.

Dalian Newbuilds

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021, all eight of the newbuilding contracts with Dalian had been terminated by both parties. Accordingly, the Seadrill contracting entities had no contractual obligation to take delivery of the rigs.

In January 2019, Dalian appointed an administrator to restructure its liabilities. In March 2019, the Seadrill contracting parties commenced arbitration proceedings in London for all eight rigs and will claim for the return of the paid installments plus interest and further damages for losses.

The Seadrill contracting parties have filed their claims against Dalian in the Dalian insolvency and the administrator is currently considering whether to accept or reject the claims in the insolvency. The arbitrations are currently not being progressed by agreement of the parties, pending the insolvency administrator's decision whether to accept or reject the Seadrill contracting parties' claims. Dalian has stated that it has claims for damages in respect of each of the rigs, but it has not quantified those damages. The administrator convened a creditor’s meeting on December 23, 2020 for a vote on the draft reorganization plan that was submitted to the insolvency court. The first and second round of voting on the reorganization plan subsequently failed. On 30 June 2021 the reorganisation plan was approved by the insolvency court. The Seadrill contracting parties’ claims remain pending for rejection or approval by the administrator.

The newbuilding contracts are all with limited liability subsidiaries of Seadrill. There are no parent company guarantees.

Nigerian Cabotage Act litigation

Seadrill Mobile Units Nigeria Ltd (“SMUNL”) commenced proceedings in May 2016 against the Honourable Minister for Transportation, the Attorney General of the Federation and the Nigerian Maritime Administration and Safety Agency with respect to interpretation of the Coastal and Inland Shipping (Cabotage) Act 2003 (the “Act”). On June 28, 2019, the Federal High Court of Nigeria delivered a judgement finding that: (1) Drilling operations fall within the definition of “Coastal Trade” or “Cabotage” under the Act and (2) Drilling Rigs fall within the definition of "Vessels" under the Act. The impact of this decision is that the Nigerian Maritime Administration and Safety Agency (“NIMASA”) may impose a 2% surcharge on contract revenue from offshore drilling operations in Nigeria as well as requiring SMUNL register for Cabotage with NIMASA and pay all fees and tariffs as may be published in the guidelines that may be issued by the Minister of Transportation in accordance with the Act. However, on 22 July, 2019, SMUNL filed an appeal to the Court of Appeal challenging the decision of the Federal High Court. Due to the volume of cases currently being handled by the Court of Appeal sitting in Lagos we anticipate a decision within 3-5 years.

Although we intend to strongly pursue this appeal, we cannot predict the outcome of this case. We do not believe that it is probable that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position. Accordingly, no loss contingency has been recognized within the Consolidated Financial Statements.

Oro Negro

Oro Negro, a Mexican drilling rig contractor, filed a Complaint on June 6, 2019 in the United States Bankruptcy Court, Southern District of New York, within Chapter 15 proceedings ancillary to its Mexican insolvency process. The Complaint names Seadrill and its Seamex JV partner, Fintech Advisory, Inc, as co-defendants along with other defendants including Oro Negro bondholders. With respect to Seadrill, the Complaint asserts claims relating to alleged tortious interference but does not seek to quantify damages. On August 26, 2019, we submitted a motion to dismiss the Complaint on technical legal grounds. Gil White, the CEO of Oro Negro responded to this motion on October 25, 2019. Seadrill has the opportunity to reply to this in further support of the motion, the date of which has not yet been determined. We intend to vigorously defend against the claims Oro Negro asserts and dispute the allegations set forth in the Complaint. The Foreign Representative of Oro Negro filed a notice on 23 July 2021 disclosing that the court in Mexico has authorized him to go forward with the sale of Oro Negro’s assets. The action remains stayed until an offer to purchase is either accepted or rejected.

Other contingencies

Sevan Louisiana loss incident

In January 2019, there was a loss incident on the Sevan Louisiana related to a malfunction of its subsea equipment. As at June 30, 2021, we have incurred $23 million of costs to repair the equipment. There is a $1.3 million deductible on the insurance policy. As at June 30, 2021 $15.3 million has been recovered and an additional $6.4 million will be recoverable under our physical damage insurance.

The loss incident resulted in a period of downtime for the Sevan Louisiana. As a result, we have recovered $19 million insurance income from loss of hire of the Sevan Louisiana as at December 31, 2020. The loss of hire claim is now closed.

Note 30 – Subsequent Events

Chapter 11 process

Negotiations on the comprehensive restructuring continued with the lenders until July 24, 2021 when Seadrill Limited entered into a PSA with the majority of the Company’s senior secured lenders as well as a backstop commitment letter entered into with certain of the Consenting Lenders. The agreements contemplate a Plan of Reorganization that will raise $350 million in new financing and reduce the Company’s liabilities by over $5 billion. The POR provides a clear pathway for Seadrill to restructure its balance sheet. See Note 1 - "General information" for further details.

Seadrill Limited
(Debtor-in-Possession)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Seadrill New Finance Limited and subsidiaries

On January 15, 2021 Seadrill New Finance Limited (“NSNCo”), a subsidiary holding company of Seadrill Limited, elected to default on its semi-annual interest payment in relation to its 12.0% senior secured notes due in 2025 (the “Notes”). Discussions with the 12.0% senior secured note holders due 2025 (the “Noteholders”) continued to be on-going with regards the terms of a comprehensive restructuring of the debt facility until a Restructuring Support Agreement (“RSA”) was reached with the Noteholders on July 2, 2021. NSNCo then entered a solicitation process that concluded on July 9, 2021 with 80% of the principal Noteholders approving amendments to the indenture governing the Notes.

Pursuant to the RSA, the consenting Noteholders have also agreed to forbear from exercising enforcement rights or otherwise take actions against the Issuer and any subsidiary of the Issuer which is an obligor under the Notes in respect of certain events of default that may arise under the Notes, including in respect of the Issuer not making the semi-annual cash interest payments due to the Noteholders on January 15, 2021 and July 15, 2021, until the earlier of the completion of the restructuring transactions described therein and termination of the RSA.

Effective July 9, 2021, NSNCo entered into a supplemental indenture related to the Notes. The amendment permits NSNCo to use repayments made on the Notes, previously held as restricted cash, to fund reorganization expenses and to advance funds to SeaMex Ltd to meet their ongoing operating and administrative needs.
Northern Ocean settlement

On August 8, 2021 we reached a settlement agreement with Northern Ocean Ltd (“NOL”) predominantly with respect to balances outstanding from our preparation of the West Mira and West Bollsta . The settlement agreement closes all outstanding balances, claims and counter-claims between the companies and their respective subsidiaries by way of set-off as full and final settlement. Further, the settlement agreement sets out that we will provide certain transition services to any prospective new managers in respect of NOL’s rigs and requires us to restart bareboat lease payments for the West Bollsta from August 10, 2021, alongside our continued operation of the rig on the Lundin contract.

The settlement agreement is subject to certain conditions, including, but not limited to, obtaining approval by the US bankruptcy court under our Chapter 11 protection.

West Hercules Charter arrangement

In August 2021 there was an amendment to the West Hercules Charter agreement, removing the existing call options and purchase obligations. Upon final agreement of this amendment, expected in the second half of 2021, the lease will fail to qualify as a capital lease, triggering a disposal of the rig.

West Freedom disposal

The West Freedom was sold to New Fortress Energy Fast LNG Operations LLC for $5 million on July 2, 2021. As the rig was fully impaired in 2020 the total consideration will be recognized as a gain on disposal in the second half of the year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
August 20, 2021
	By:	/s/ Stuart Jackson Name: Stuart Jackson Title: Principal Executive Officer of Seadrill Limited